As filed with the Securities and Exchange Commission on May 1, 2007.

                                                  Registration Nos.
                                                                   -------------
                                                                     811-21136

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                        Pre-Effective Amendment No. _                      [ ]

                       Post-Effective Amendment No. _                      [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                                 Amendment No. 4                           [X]
                            ------------------------

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                                  (REGISTRANT)
                            ------------------------

                          AMERITAS LIFE INSURANCE CORP.
                                   (DEPOSITOR)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122
                            ------------------------

                                 Robert G. Lange
              Vice President, General Counsel & Assistant Secretary
                          Ameritas Life Insurance Corp.
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-7465
                            ------------------------

                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

   TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

        ALLOCATOR 2000 Flexible Premium Variable Universal Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

--------------------------------------------------------------------------------
PROSPECTUS: May 1, 2007
                                                          AMERITAS
ALLOCATOR 2000                                              LIFE INSURANCE CORP.
Flexible Premium                                                 A UNIFI COMPANY
Variable Universal Life Insurance Policy
                                           Ameritas Variable Separate Account VL
--------------------------------------------------------------------------------
    This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and in how to invest your Policy value. THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE INVESTMENT OPTIONS YOU CHOOSE. THE AMOUNT OF THE DEATH BENEFIT CAN ALSO VARY AS A RESULT OF INVESTMENT PERFORMANCE.

    You may allocate all or part of your Policy value among a variety of variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from several prominent portfolio managers.

    You may also allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

        Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

 THE SECURITIES AND EXCHANGE COMMISSION ("SEC") DOES NOT PASS UPON THE ACCURACY
     OR ADEQUACY OF THIS PROSPECTUS, AND HAS NOT APPROVED OR DISAPPROVED THE
        POLICY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THE POLICY MAY
      LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS
                 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

    NO ONE IS AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY THAT IS NOT IN THIS PROSPECTUS. IF ANYONE DOES SO, YOU SHOULD NOT
                   RELY UPON IT AS BEING ACCURATE OR ADEQUATE.


           NOT FDIC INSURED  0   MAY LOSE VALUE    0    NO BANK GUARANTEE


              AMERITAS LIFE INSURANCE CORP. (WE, US, OUR, AMERITAS)
    SERVICE CENTER, P.O. BOX 82550, LINCOLN, NEBRASKA 68501. 1-800-745-1112.
                                WWW.AMERITAS.COM
                                    ------------

ALLOCATOR 2000 VUL                     - 1 -

TABLE OF CONTENTS                                                  BEGIN ON PAGE
-------------------------------------------------------------------------------


    POLICY SUMMARY...........................................................3
        Policy Operation and Features
    CHARGES..................................................................5
        Portfolio Company Operating Expenses
    CHARGES EXPLAINED........................................................8
        Transaction Fees
        Monthly Deductions from Policy Value
        Daily Deduction from Separate Account Assets
    INVESTMENT OPTIONS.......................................................9
        Separate Account Variable Investment Options
        Fixed Account Fixed Interest Rate Option
        Transfers
        Third-Party Services
        Disruptive Trading Procedures
        Systematic Transfer Programs
         DOLLAR COST AVERAGING, PORTFOLIO REBALANCING, EARNINGS SWEEP
    OTHER IMPORTANT POLICY INFORMATION......................................16
        Policy Application and Issuance
        Policy Value
        Misstatement of Age or Sex
        Suicide
        Incontestability
        Telephone Transactions
        Lapse and Grace Period
        Reinstatement Delay of Payments or Transfers
        Beneficiary
        Policy Changes
        "Free Look" Rights
        Optional Features
        Legal Proceedings
        How to get Financial Statements
        Distribution of the Policy
    POLICY DISTRIBUTIONS....................................................21
        Death Benefit
        Maturity Date
        Policy Loans
        Full Surrender
        Partial Withdrawal
        Payment of Policy Proceeds
    TAX MATTERS.............................................................26
        Life Insurance Qualification; Tax Treatment of Death Benefit
        Tax Treatment of Loans & Other Distributions
        Other Policy Owner Tax Matters
    DEFINED TERMS...........................................................29
    LAST PAGE..........................................................Last Page
        Thank You/ If You Have Questions
        Illustrations
        Statement of Additional Information; Registration Statement
        Reports to You

CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                         Ameritas Life Insurance Corp.,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                                WWW.AMERITAS.COM

Express mail packages should be sent to our street address, not our P.O. Box address.

SENDING FORMS, WRITTEN NOTICE AND WRITTEN REQUESTS IN "GOOD ORDER." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". Often, we can only accept information on a form we provide. We can only act upon requests that are received in good order.

FACSIMILE WRITTEN NOTICE. To provide you with timely service you want, we accept some Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

MAKE CHECKS PAYABLE TO:
"Ameritas Life Insurance Corp."

ALLOCATOR 2000 VUL                     - 2 -

POLICY SUMMARY
--------------------------------------------------------------------------------

        Your Policy contains the complete terms of your agreement with Ameritas. You may obtain a copy from us.

        The ALLOCATOR 2000 Policy is offered and issued by Ameritas. Prior to May 1, 2007, the Policy was offered and issued by Ameritas Variable Life Insurance Company ("AVLIC"). Effective May 1, 2007, AVLIC merged into Ameritas ("Merger"). AVLIC was a wholly-owned subsidiary of Ameritas. On the date of the Merger, Ameritas Life Insurance Corp. acquired from AVLIC all of AVLIC's assets, including the Separate Account, and became directly liable for AVLIC's liabilities and obligations with respect to all policies issued by AVLIC then outstanding.

        The Merger was approved by the boards of directors of Ameritas and AVLIC. The Merger also received regulatory approval from the State of Nebraska Department of Insurance, the state of domicile of Ameritas and AVLIC. The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that guarantees your Policy benefits from AVLIC to Ameritas. You will receive a Policy endorsement from Ameritas that reflects the change from AVLIC to Ameritas. The Merger also did not result in any adverse tax consequences for any Policy owners.

        The ALLOCATOR 2000 Policy is a flexible premium variable universal life insurance policy. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured cannot be younger than age 20 or older than age 80 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial face amount (or "specified amount") of insurance coverage of $25,000 or more. THE POLICY WILL USUALLY BE UNSUITABLE FOR SHORT-TERM SAVINGS OR LIFE INSURANCE NEEDS. We are obligated to pay all amounts promised under the Policy.

        You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans, partial withdrawals and surrenders may be subject to income tax and penalty tax.

        Your Policy value and Death Benefit will go up or down as a result of the investment experience of your Policy. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's charges. Your Policy's Death Benefit will never be less than the then current face amount of insurance coverage less any outstanding loans and loan interest, and less any due but unpaid Policy charges. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because the Cash Surrender Value is insufficient to keep the Policy in force.

         BUYING A POLICY MIGHT NOT BE ADVISABLE IF IT IS JUST REPLACING EXISTING LIFE INSURANCE. YOU MAY WISH TO CONSULT WITH YOUR FINANCIAL OR
                               INSURANCE ADVISER.

        INFORMATION ABOUT THE RISKS OF EACH VARIABLE INVESTMENT OPTION IS
         CONTAINED IN THE PORTFOLIO PROSPECTUS FOR EACH OPTION. YOU MAY
                             OBTAIN A COPY FROM US.

ALLOCATOR 2000 VUL                     - 3 -

[ ]     POLICY OPERATION AND FEATURES

PREMIUMS.
o Premium is used to create Policy value to cover Policy charges and to generate investment earnings.

CHARGES DEDUCTED FROM PREMIUM.
o  Percentage of Premium Charge: currently 2.25%.

CHARGES DEDUCTED FROM ASSETS.
(SEE CHARGES SECTION ON THE NEXT PAGES.)

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep investment programs are available.

LOANS.
o You may borrow a limited amount of Policy value. Each loan must be at least $1,000. Interest accrues on outstanding loan amounts.

SURRENDERS.
o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES, next page.

MATURITY DATE.
o  Policy Anniversary next following the insured's 95th birthday.

DEATH BENEFIT.
o  Two death benefit options are available:
   OPTION A: essentially a level death benefit that includes total Policy value within the face amount; or
   OPTION B: pays the total Policy value in addition to the face amount.
   DEATH BENEFIT PROCEEDS ARE REDUCED BY ANY POLICY LOAN BALANCE, UNPAID LOAN INTEREST, AND ANY MONTHLY DEDUCTIONS DUE BUT UNPAID AT DEATH.
   See the POLICY DISTRIBUTIONS: DEATH BENEFIT section for details.

SETTLEMENT INCOME.
o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

ALLOCATOR 2000 VUL                     - 4 -

CHARGES    (SOME CHARGES ARE ROUNDED)
--------------------------------------------------------------------------------
        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you pay a premium, surrender the Policy, or transfer Policy value between investment options.

---------------------------------------------- ------------------- ------------------------------
TRANSACTION FEES                                 When Deducted                Charge
---------------------------------------------- ------------------- ------------------------------
>  PREMIUM EXPENSE CHARGE                      When each premium   2.25% of each premium payment
                                               is paid.
---------------------------------------------- ------------------- ------------------------------
>  SURRENDER CHARGE (% multiplied times                            Year 1-7:  30% of each premium
   (i) premiums paid for the initial face                                         payment
   amount up to Target Premium, plus (ii)                          Year 8:    20% of each premium
   the Target Premium for any subsequent                                          payment
   increases in face amount.  Applicable       Upon full           Year 9:    10% of each premium
   period begins at Policy issue for initial   surrender of the                   payment
   face amount, and on date of any increase    Policy.             Year 10+:   0% of each premium
   as to that increase.)                                                          payment
---------------------------------------------- ------------------- ------------------------------
>  PARTIAL WITHDRAWAL CHARGE                   As long as full          Greater of (i) 8% of
                                               surrender charges    withdrawal amount or amount
                                               apply to the         of increase in face amount,
                                               Policy, upon each   or (ii) $25, but in no event
                                               partial                 greater than the then
                                               withdrawal made.      applicable Surrender Charge.
-------------------------------------------------------------------------------------------------

The next table  describes the fees and expenses that you will pay  periodically  during the time that you own the  Policy  to equal  the  annualized  charges  shown,  not  including  subaccount portfolio operating fees and expenses.
---------------------------------------------- ------------------- ------------------------------
PERIODIC CHARGES
(other than subaccount portfolio operating                                    Charge
expenses)                                        When Deducted             (annualized)
---------------------------------------------- ------------------- ------------------------------
DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS  (to equal the annual % shown)
-------------------------------------------------------------------------------------------------
>  RISK CHARGE (for mortality and                    Daily         Policy Years 1-15:  0.90%
   expense risk)                                                   Policy Years 16-23:   *
   * In Policy Years 16-23, this charge
   reduces by 0.05% annually.                                      Policy Years 24+:   0.45%
---------------------------------------------- ------------------- ------------------------------
MONTHLY DEDUCTIONS FROM POLICY VALUE
    Several of the charges below vary based on individual characteristics.  The cost shown for these charges may not be representative of the charge you will pay.  Ask for a Policy illustration or see your Policy for the charge applicable to you.
-------------------------------------------------------------------------------------------------
                                                    Monthly        Varies(1)
>  BASE POLICY COST OF INSURANCE (Rate                             Minimum           0.13%
   is a % of the net amount of insurance                           Maximum           8.33%
   coverage at risk)                                               Example(5,6)      0.22%
---------------------------------------------- ------------------- ------------------------------
>  ADMINISTRATIVE CHARGE                            Monthly        Policy Year 1  $324
                                                                   Policy Year 2+ $ 96
-------------------------------------------------------------------------------------------------
COST OF OPTIONAL FEATURES
-------------------------------------------------------------------------------------------------
   Total Disability Rider (Rate is a % of           Monthly        Varies(4)
   the monthly benefit amount.)                                    Minimum             48%
                                                                   Maximum            144%
                                                                   Example(5)          72%
---------------------------------------------- ------------------- ------------------------------
   Level Renewable Term Rider  (Rate is a %         Monthly        Varies(3)
   of the face amount of rider coverage.)                          Minimum           0.04%
                                                                   Maximum         100.00%
                                                                   Example(5,6)      0.16%
---------------------------------------------- ------------------- ------------------------------
   Children's Insurance Rider (Rate is a %          Monthly
   of the face amount of rider coverage.)                                  0. 36%
---------------------------------------------- ------------------- ------------------------------
   Other Insured Rider  (Rate is a % of the         Monthly        Varies(2)
   face amount of rider coverage.)                                 Minimum           0.01%
o                                                                  Maximum           8.33%
                                                                   Example(5,6)      0.22%
---------------------------------------------- ------------------- ------------------------------
   Guaranteed Insurability Rider  (Rate is a                       Varies(4)
   % of the base Policy face amount.)                              Minimum           0.07%
                                                                   Maximum           0.20%
                                                    Monthly        Example(7)        0.15%
---------------------------------------------- ------------------- ------------------------------
   Accidental Death Benefit Rider (Rate is a        Monthly        Varies(1)
   % of the face amount of rider coverage.)                        Minimum           0.08%
                                                                   Maximum           0.25%
                                                                   Example(5,6)      0.09%
---------------------------------------------- ------------------- ------------------------------
   Accelerated Death Benefit Rider  (This              N/A                     NONE
   rider pays an accelerated benefit if the
   insured is terminally ill.)
---------------------------------------------- ------------------- ------------------------------

ALLOCATOR 2000 VUL                     - 5 -

-------------------------------------------------------------------------------------------------
Footnotes to Monthly Deductions from Policy Value, above:
(1)     Rate varies by insured's sex, issue age, risk class, face amount, and the length of time the Policy has been in force.
(2)     Rate varies by insured's sex, and age and risk class at the time the rider is added to the Policy, face amount, and the length of time the rider has been in force.
(3)     Rate varies by insured's sex, attained age, and risk class.
(4)     Rate varies by insured's sex and issue age at the time the rider is added to the Policy.
(5)     "Example" charges assume an insured who is male, issue age 45, preferred risk class, and $250,000 face amount.
(6)     "Example" charges assume Policy is in its first Policy Year.
(7)     "Example" charges assume an insured who is age 25 when the rider is added to the Policy.
-------------------------------------------------------------------------------------------------
        We currently do not assess a separate charge against our Separate Account or Fixed
 Account for any income taxes.  We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or it tax treatment of our Company changes.

-----------------------------------------------------------------------------------------------
INTEREST CREDITED AND CHARGED                                      Guaranteed
                                                       Credited  Maximum Charge Current Charge
                                                       (annual)      (annual)      (annual)
---------------------------------------------------   ---------- -------------- --------------
>   FIXED ACCOUNT
    * Guaranteed minimum annual effective rate.       At least
       We may credit a higher current rate.             4.50%*         N/A           N/A

>   LOAN ACCOUNT  (effective annual rates)
    Regular Loans                                       4.50%         6.45%          6.45%
    Reduced Rate Loans                                  4.50%         4.50%          4.50%
      (available only after the 5th Policy Year)


[ ]     PORTFOLIO COMPANY OPERATING EXPENSES (as of 12/31/2006)

        The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before any waivers or reductions, that you may pay periodically during the time that you own the contract, followed by a table showing additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

-------------------------------------------------------------- ---------------- ----------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
    Expenses that are deducted from portfolio company
    assets, including management fees, distribution and/or
    service (12b-1) fees, and other expenses                       Minimum          Maximum
-------------------------------------------------------------- ---------------- ----------------
Before any Waivers and Reductions                                    0.27% (1)        1.86% (2)
-------------------------------------------------------------- ---------------- ----------------
After any Waivers and Reductions (explained in the footnotes         0.27% (1)        1.86% (2)
to the Portfolio Expenses Table at the end of this section)
-------------------------------------------------------------- ---------------- ----------------
    (1)     Dreyfus Stock Index 500 Portfolio.
    (2)     CVS Social International Equity Portfolio.

------------------------------------------------------------------------------------------------
                                                    Acquired                        Total
                                                      Fund                        Expenses
     Subaccount's                                     Fees    Total    Waivers      after
     underlying            Management  12b-1  Other   and   Portfolio    and     Waivers and
     Portfolio Name           Fees     Fees*  Fees  Expenses   Fees  Reductions  Reductions,
                                                                                   if any
------------------------------------------------------------------------------------------------
ALGER (Class O)
------------------------------------------------------------------------------------------------
  Alger American Growth      0.71%       -     0.12%    -     0.83%     -        0.83%
------------------------------------------------------------------------------------------------
  Alger American MidCap      0.76%       -     0.15%    -     0.91%     -        0.91%
   Growth
------------------------------------------------------------------------------------------------
  Alger American Small       0.81%       -     0.12%    -     0.93%     -        0.93%
   Capitalization
------------------------------------------------------------------------------------------------
AMERITAS PORTFOLIO
------------------------------------------------------------------------------------------------
  Ameritas Money Market      0.25%       -     0.13%    -     0.38%   0.02%      0.36%
                  (1)(2)
------------------------------------------------------------------------------------------------
CALVERT PORTFOLIOS
------------------------------------------------------------------------------------------------
  CVS Social Balanced        0.70%       -     0.21%    -     0.91%     -        0.91% (3)
------------------------------------------------------------------------------------------------
  CVS Social                 1.10%       -     0.76%    -     1.86%     -        1.86% (3)
   International Equity
------------------------------------------------------------------------------------------------
  CVS Social Mid Cap         0.90%       -     0.27%    -     1.17%     -        1.17% (3)
   Growth
------------------------------------------------------------------------------------------------
  CVS Social Small Cap       1.00%       -     0.44%    -     1.44%     -        1.44% (3)
   Growth
------------------------------------------------------------------------------------------------
DREYFUS
------------------------------------------------------------------------------------------------
  Stock Index                0.25%       -     0.02%    -     0.27%     -        0.27%
------------------------------------------------------------------------------------------------
DWS SCUDDER
------------------------------------------------------------------------------------------------
  DWS Equity 500 Index       0.29%       -       -      -     0.29%   0.01%      0.28% (5)
   VIP - Class A(4)
------------------------------------------------------------------------------------------------
  DWS Small Cap Index VIP    0.45%       -     0.05%    -     0.50%     -        0.50% (6)
   - Class A(4)
------------------------------------------------------------------------------------------------
FIDELITY (Service Class 2)
------------------------------------------------------------------------------------------------
  VIP Contrafund(R)          0.57%     0.25%   0.09%    -      0.91%    -        0.91% (7)
------------------------------------------------------------------------------------------------
  VIP Equity-Income          0.47%     0.25%   0.10%    -      0.82%    -        0.82%
------------------------------------------------------------------------------------------------
  VIP High Income            0.57%     0.25%   0.15%    -      0.97%    -        0.97%
------------------------------------------------------------------------------------------------
NEUBERGER BERMAN
------------------------------------------------------------------------------------------------
  AMT Growth                 0.85%       -     0.14%    -     0.99%     -        0.99%
------------------------------------------------------------------------------------------------
  AMT Lehman Brothers
    Short Duration Bond      0.65%       -     0.10%    -     0.75%     -        0.75%
------------------------------------------------------------------------------------------------
  AMT Partners               0.83%       -     0.07%    -     0.91%     -        0.91%
------------------------------------------------------------------------------------------------

ALLOCATOR 2000 VUL                     - 6 -


------------------------------------------------------------------------------------------------
                                                    Acquired                        Total
                                                      Fund                        Expenses
     Subaccount's                                     Fees    Total    Waivers      after
     underlying            Management  12b-1  Other   and   Portfolio    and     Waivers and
     Portfolio Name           Fees     Fees*  Fees  Expenses   Fees  Reductions  Reductions,
                                                                                   if any
------------------------------------------------------------------------------------------------
OPPENHEIMER FUNDS
------------------------------------------------------------------------------------------------
  MidCap /VA                 0.67%       -     0.02%    -     0.69%     -        0.69% (8)(9)
------------------------------------------------------------------------------------------------
  Capital Appreciation /VA   0.64%       -     0.03%    -     0.67%     -        0.67% (8)(9)
------------------------------------------------------------------------------------------------
  High Income /VA            0.72%       -     0.02%    -     0.74%     -        0.74% (8)(9)
------------------------------------------------------------------------------------------------
  Main Street /VA            0.72%       -     0.05%    -     0.77%     -        0.77% (8)(9)
------------------------------------------------------------------------------------------------
  Strategic Bond /VA         0.62%       -     0.02%    -     0.64%     -        0.64% (8)(10)
------------------------------------------------------------------------------------------------
SUMMIT
------------------------------------------------------------------------------------------------
  EAFE International         0.56%       -     0.69%    -     1.25%     -        1.25%
   Index Portfolio(11)(12)
------------------------------------------------------------------------------------------------
TEMPLETON (Class 2)
------------------------------------------------------------------------------------------------
  Foreign Securities         0.63%     0.25%   0.15%  0.03%   1.06%   0.03%      1.03% (13)
------------------------------------------------------------------------------------------------
  Global Asset Allocation    0.62%     0.25%   0.23%  0.01%   1.11%   0.01%      1.10% (13)
------------------------------------------------------------------------------------------------
VAN ECK
------------------------------------------------------------------------------------------------
  Worldwide Hard Assets      1.00%       -     0.13%    -     1.13%     -        1.13%

------------------------------------------------------------------------------------------------

(1) The portfolio Advisor (Calvert Asset Management Company, Inc.) has contractually agreed to limit annual portfolio operating expenses through April 30, 2008, as reflected above. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. Each Portfolio has an expense offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits earned on the Portfolio's cash on deposit with the bank. These credits are used to reduce the Portfolio's expenses. Under those circumstances where the Advisor has provided to the Portfolio a contractual expense limitation, and to the extent any expense offset credits are earned, the Advisor may benefit from the expense offset arrangement and the Advisor's obligation under the contractual limitation may be reduced by the credits earned.
(2) Management fees for the Ameritas Portfolios include both the investment advisory fee and administrative service fee. The administrative service fee is 0.05% of the portfolio's average daily net assets.
(3) "Total Fund Fees" reflect an indirect fee and fees before waivers. Indirect fees result from the portfolio's offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits earned on the portfolio's cash on deposit with the bank. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be as follows: CVS Social Balanced 0.90% CVS Social International Equity 1.79% CVS Social Mid Cap Growth 1.15% CVS Social Small Cap Growth 1.37%
(4)   Includes 0.10% administration fee.
(5) Pursuant to their respective agreements with DWS VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2009 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to the following amount, 0.28% for Class A shares.
(6) Pursuant to their respective agreements with DWS VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, through September 30, 2007 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to the following amounts, 0.48% for Class A shares.
(7) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. These offsets may be discontinued at any time. Including these reductions, the total operating expenses would have been 0.90%.
(8) The "Other Fees" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2006, the transfer agent fees did not exceed the expense limitation described above.
(9) The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in IMMF. During the year ended December 31, 2006, the Manager waived $2,708 for Mid/Cap VA Fund, $5,287 for Capital Appreciation VA Fund, $474 for High Income VA Fund, and $2,785 for Main Street VA Fund, for IMMF management fees. There was no change to "Other Fees" and "Total Fund Fees".
(10) The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in IMMF. During the year ended December 31, 2006, the Manager waived $74,462 for IMMF management fees. The fund also had a reduction to custodian expenses of $5,883. After these waivers/reductions the actual "Other Fees" and "Total
Fund Fees" as percentages of average daily net assets were 0.01% and 0.63%.
(11) The fund does not bear any direct operating expenses above the amount disclosed; any additional direct operating expenses are borne by the adviser according to the terms of the advisory agreement. Expenses of Acquired Funds are not included in this arrangement.
(12) The adviser has agreed to waive its fees and/or reimburse expenses of the portfolio to the extent necessary, to limit all expenses to 0.95% of the average daily net assets of the portfolio until December 31, 2007.
(13) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton Money Market Fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
* Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.

ALLOCATOR 2000 VUL                     - 7 -

CHARGES EXPLAINED
--------------------------------------------------------------------------------

        The following repeats and adds to information provided in the CHARGES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

[ ]     TRANSACTION FEES

o       PREMIUM EXPENSE CHARGE
        We deduct 2.25% of each Policy premium payment we receive as a Premium Expense Charge. This charge partially offsets premium taxes imposed by some States and local governments and federal taxes on certain capitalized acquisition expenses. We do not expect to profit from this charge.

o       FULL SURRENDER CHARGE
        Upon a full surrender from your Policy, we deduct a surrender charge. The charge is determined by multiplying a full surrender charge factor by (1) the actual premiums paid for the initial face amount up to Target Premium, and
(2) the Target Premium for any subsequent increases in face amount, then by adding those two results. The applicable factor is measured from the Policy issue date as to the initial face amount and from the date of any increase as to that increase. For example, for a Policy with an initial specified amount ("face amount") of $250,000 coverage, increased by $100,000 at the beginning of the sixth Policy Year, surrendered in Policy Year 10, and where the target premium for the increase is $1,661, the amount of the total surrender charge would be $498.30. There is no surrender charge applicable to the initial specified amount beginning on the tenth Policy year, and the amount of the surrender charge on the increase is 30%x $1,661 = $498.30.

                                                    YEAR
                                               ------- ---- ---- ----
                                                1-7     8    9   10+
                ----------------------------- ------- ---- ---- -----
                Full Surrender Charge Factor    30%    20%  10%  0%
                ------ ---------------------- ------- ---- ---- -----

o       PARTIAL WITHDRAWAL CHARGE
        During the period that a full surrender charge is applicable to your Policy, upon a partial withdrawal from your Policy, we deduct a charge that is the greater of (1) 8% of the amount withdrawn, or (2) $25, but in no event greater than the then applicable full surrender charge. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

[ ]     PERIODIC CHARGES:  MONTHLY DEDUCTIONS FROM POLICY VALUE

        The following charges are deducted from Policy value on each Policy Month date.

o       COST OF INSURANCE CHARGE
        The cost of insurance rate per $1,000 of net amount at risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the below formula for cost of insurance.

        The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy month can vary from month to month. The cost of insurance rate for the initial face amount of insurance coverage varies by the insured's sex, issue age, risk class, face amount, and the length of time the Policy has been in force. The cost of insurance rate for an increase in face amount varies by the insured's sex, age and risk class at the time of the increase, face amount, and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

ALLOCATOR 2000 VUL                     - 8 -

The COST OF INSURANCE each month equals:
-   The "NET AMOUNT AT RISK" for the month;
    multiplied by
-   The cost of insurance rate per $1,000 of net amount at risk; divided by
-   $1,000.

The NET AMOUNT AT RISK in any month equals:
- The death benefit on the Policy Month date, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus
- The Policy value on the Policy Month date after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o       ADMINISTRATIVE CHARGE

        The administrative charge partially compensates us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from this charge.

        The ADMINISTRATIVE CHARGE is $27 per month in Policy Year 1 and $8 per month in Policy Year 2 and thereafter.

o       COST OF OPTIONAL FEATURES
        The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. See the CHARGES for information about the costs of these features, and refer to the Optional Features provision of this prospectus for descriptions of these features. Optional features may not be available in all states.

[ ]     PERIODIC CHARGES: DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

        The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o       RISK CHARGE
        The Risk Charge is for the mortality risks we assume - that the insured may live for a shorter period of time than we estimate, and also compensates us for the Policy expense risks we assume. In Policy Years 1-15, this charge is equal to an annual charge of 0.90% of the assets in the Separate Account. Beginning in the 16th Policy Year, this charge is reduced by 0.05% each Policy Year until it reaches 0.45% annually in Policy Year 24, and remains level thereafter. If this charge exceeds our actual costs to cover these risks, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o       PORTFOLIO CHARGES
        Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' CHARGES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.


INVESTMENT OPTIONS
--------------------------------------------------------------------------------

THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

        We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

    You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in this section of this prospectus.

ALLOCATOR 2000 VUL                     - 9 -

[ ]     SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

        THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
        Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
        You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

        The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

        The SEC does not supervise the management or the investment practices or policies of the Separate Account or us. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

                       YOU BEAR THE RISK THAT THE VARIABLE
        INVESTMENT OPTIONS YOU SELECT MAY FAIL TO MEET THEIR OBJECTIVES,
      THAT THEY COULD DECREASE IN VALUE, AND THAT YOU COULD LOSE PRINCIPAL.
      --------------------------------------------------------------------

        Each Subaccount underlying portfolio operates as a separate variable investment option, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

        The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are NOT publicly traded mutual funds available for direct purchase by you. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

        This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

------------------------------- -----------------------------------------------------------------
      Separate Account              Summary of Investment Strategy (unless evident from the
          Portfolio                                    portfolio's name)
------------------------------- -----------------------------------------------------------------
           Alger (Class O)                     Offered through The Alger American Fund
                                                Advised by Fred Alger Management, Inc.
--------------------------------------- --------------------------------------------------------
Alger American Growth                   Growth.
--------------------------------------- --------------------------------------------------------
Alger American MidCap Growth            Growth.
--------------------------------------- --------------------------------------------------------
Alger American Small Capitalization     Value.
--------------------------------------- --------------------------------------------------------
          AMERITAS PORTFOLIO                Offered through Calvert Variable Series, Inc.
                                                        Ameritas Portfolios *
                                          Advised by Calvert Asset Management Company, Inc.
--------------------------------------- --------------------------------------------------------
Ameritas Money Market - no Subadvisor   Money Market.
--------------------------------------- --------------------------------------------------------

ALLOCATOR 2000 VUL                     - 10 -


------------------------------ -----------------------------------------------------------------
      Separate Account              Summary of Investment Strategy (unless evident from the
          Portfolio                                    portfolio's name)
------------------------------- -----------------------------------------------------------------
   CALVERT PORTFOLIOS - Subadvisor      Offered through Calvert Variable Series, Inc. Calvert
                                                              Portfolios *
                                          Advised by Calvert Asset Management Company, Inc.
--------------------------------------- --------------------------------------------------------
CVS Social Balanced - Equity Portion:   Income and Growth.
New Amsterdam Partners LLC ("New
Amsterdam") and SSgA Funds
Management, Inc.; Fixed Income
Portion: no Subadvisor
--------------------------------------- --------------------------------------------------------
CVS Social International Equity -       Growth.
Acadian Asset Management, Inc.
--------------------------------------- --------------------------------------------------------
CVS Social Mid Cap Growth - New         Growth.
Amsterdam
--------------------------------------- --------------------------------------------------------
CVS Social Small Cap Growth -
Bridgeway Capital Management, Inc.
(through March 8, 2007 the subadvisor
was Renaissance Investment Management)  Growth.
--------------------------------------- --------------------------------------------------------
             DREYFUS                         Offered through Dreyfus Investment Portfolios
                                                  Advised by The Dreyfus Corporation
--------------------------------------- --------------------------------------------------------
Stock Index                             Match before expenses, performance of the S&P 500
                                        Index.
--------------------------------------- --------------------------------------------------------
             DWS SCUDDER                  Offered through DWS Scudder Investments VIT Funds
                                              Advised by Deutsche Asset Management, Inc.
--------------------------------------- --------------------------------------------------------
DWS Equity 500 Index VIP - Class A      Match, before expenses, performance of the S&P 500
                                        Index.
--------------------------------------- --------------------------------------------------------
DWS Small Cap Index VIP - Class A       Match, before expenses, performance of the Russell
                                        2000 Index.
--------------------------------------- --------------------------------------------------------
               FIDELITY                      Offered through Variable Insurance Products
                                         Advised by Fidelity Management and Research Company
--------------------------------------- --------------------------------------------------------
VIP Contrafund (R): Service Class 2     Seeks long-term capital appreciation.
--------------------------------------- --------------------------------------------------------
VIP Equity-Income: Service Class 2      Income.
--------------------------------------- --------------------------------------------------------
VIP High Income: Service Class 2        Income and Growth.
--------------------------------------- --------------------------------------------------------
    NEUBERGER BERMAN - Subadvisor        Offered through Neuberger Berman Advisers Management
                                                                Trust
                                             Advised by Neuberger Berman Management Inc.
--------------------------------------- --------------------------------------------------------
AMT Growth                              Growth.
--------------------------------------- --------------------------------------------------------
AMT Lehman Brothers Short Duration
Bond - Lehman Brothers Asset Management Bond.  Seeks highest available current income
(until May 1, 2007 the subadvisor       consistent with liquidity and low risk to principal.
was Neuberger Berman)                   Total return is secondary.
--------------------------------------- --------------------------------------------------------
AMT Partners                            Growth of capital.
--------------------------------------- --------------------------------------------------------
    Neuberger Berman - Subadvisor        Offered through Neuberger Berman Advisers Management
                                                                Trust
                                             Advised by Neuberger Berman Management Inc.
--------------------------------------- --------------------------------------------------------
AMT Growth                              Growth.
--------------------------------------- --------------------------------------------------------
AMT Short Duration Bond - Lehman
Brothers Asset Management (until May    Bond.  Seeks highest available current income
1, 2007 the subadvisor was Neuberger    consistent with liquidity and low risk to principal.
Berman)                                 Total return is secondary.
--------------------------------------- --------------------------------------------------------
AMT Partners                            Growth of capital.
--------------------------------------- --------------------------------------------------------
             OPPENHEIMER                  Offered through Oppenheimer Variable Account Funds
                                                  Advised by OppenheimerFunds, Inc.
--------------------------------------- --------------------------------------------------------
MidCap Fund/VA - Non-Service Shares     Long-term growth.
--------------------------------------- --------------------------------------------------------
Capital Appreciation Fund/VA -          Large cap growth.
Non-Service Shares
--------------------------------------- --------------------------------------------------------
High Income Fund/VA - Non-Service       Large cap core.
Shares
--------------------------------------- --------------------------------------------------------
Main Street Fund/VA - Non-Service       Small cap.
Shares
Strategic Bond Fund/VA - Non-Service    Bond.
Shares
--------------------------------------- --------------------------------------------------------
                SUMMIT                     Offered through Summit Mutual Funds Inc. Summit
                                                          Pinnacle Series *
                                             Advised by Summit Investment Partners, Inc.
--------------------------------------- --------------------------------------------------------
EAFE International Index                Growth.
--------------------------------------- --------------------------------------------------------
              TEMPLETON                  Offered through Franklin Templeton Variable Insurance
                                                            Products Trust
                                             Advised by Templeton Investment Counsel, LLC
--------------------------------------- --------------------------------------------------------
Foreign Securities - Class 2            Seeks long-term capital growth.
--------------------------------------- --------------------------------------------------------
Global Asset Allocation - Class 2       Seeks high total return.
--------------------------------------- --------------------------------------------------------
               Van Eck                    Offered through Van Eck Worldwide Insurance Trust
                                                    Advised by Van Eck Associates
--------------------------------------- --------------------------------------------------------
Worldwide Hard Assets                   Investing globally, primarily in securities of
                                        companies that derive most of revenue or profit from
                                        exploration, development, production or distribution
                                        of precious metals, natural resources, real estate or
                                        commodities.
------------------------------------------------------------------------------------------------
 * These funds and their investment advisors are part of UNIFI Mutual Holding Company, the ultimate parent of Ameritas.

ALLOCATOR 2000 VUL                     - 11 -

o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, upon any necessary regulatory approval and notice to you, we will reinvest them in the Ameritas Money Market Subaccount. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

o       VOTING RIGHTS
        As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

        If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. It is possible that a small number of Policy owners can determine the outcome of a voting proposal. The underlying portfolios may not hold routine annual shareholder meetings.

[ ]     FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 4.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

[ ]     TRANSFERS

        The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, with notice to you, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

        TRANSFER RULES:
        o A transfer is considered any single request to move assets between one or more investment options.
        o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available.
        o The transferred amount must be at least $100, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
            - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the

ALLOCATOR 2000 VUL                     - 12 -

                Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
            -   The Portfolio Rebalancing and Earnings Sweep systematic
                transfer programs have no minimum transfer limits.
        o   A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
                -   may be delayed up to six months;
                -   is limited to a maximum:
                    -   during the first year, of 25% of the Fixed
                        Account value on the date of the transfer;
                    - during the second and subsequent years, of 25% of the Fixed Account value on the date of the last Policy Anniversary.
        o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and our portfolio managers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an investment option's underlying portfolio as disruptive. See the DISRUPTIVE TRADING PROCEDURES section for information about how we will address disruptive activity. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service.
            We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.
        o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.
        o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

ALLOCATOR 2000 VUL                     - 13 -

[ ]     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

[ ]     DISRUPTIVE TRADING PROCEDURES

        The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance.

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy, unless such transfers are limited to Subaccounts whose underlying portfolio prospectus specifically permits such transfers.

        Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on written request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases of transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

        We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio manager's restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied.

        There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

        EXCESSIVE TRANSFERS
        We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:
        o   the total dollar amount being transferred;
        o   the number of transfers you make over a period of time;
        o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
        o whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
        o the investment objectives and/or size of the Subaccount underlying portfolio.

        THIRD PARTY TRADERS
        We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:
        o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
        o   reject the transfer or exchange instructions of individual
            Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

ALLOCATOR 2000 VUL                   - 14 -

        We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these rules, nor are they subject to a transfer fee. See the sections of the Prospectus describing those programs for the rules of each program.

[ ]     SYSTEMATIC TRANSFER PROGRAMS
        We offer several systematic transfer programs. We reserve the right to alter or eliminate any program upon thirty days advance written notice to you.

o       DOLLAR COST AVERAGING PROGRAM
        Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

        DOLLAR COST AVERAGING RULES:
        o There is no additional charge for the Dollar Cost Averaging program.
        o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
        o   Automatic transfers can only occur monthly.
        o The minimum transfer amount out of the Ameritas Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
        o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
        o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
        o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market Subaccount or the Fixed Account is less than $100.
        o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
        o There is no additional charge for the Portfolio Rebalancing program.
        o   The Fixed Account is excluded from this program.
        o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
        o You may have rebalancing occur quarterly, semi-annually or annually.
        o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

        EARNINGS SWEEP PROGRAM RULES:
        o   There is no additional charge for the Earnings Sweep program.
        o   The Fixed Account is included in this program.
        o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
        o You may have your earnings sweep quarterly, semi-annually or annually.

ALLOCATOR 2000 VUL                     - 15 -

OTHER IMPORTANT POLICY INFORMATION
--------------------------------------------------------------------------------

[ ]     POLICY APPLICATION AND ISSUANCE

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

        The insured must be no older than age 80 on the insured's birthday nearest to the Policy Date. To purchase a Policy, you must submit an application, at least the Minimum Initial Premium, and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.
        The minimum initial face amount of life insurance is $100,000.

o       PREMIUM REQUIREMENTS
        Your premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting any payment made by check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

        MINIMUM INITIAL PREMIUM
        o   Minimum premium necessary to initiate coverage under the Policy.

        ADDITIONAL PREMIUMS
        o Payment of additional premiums is flexible, but must be enough to cover Policy charges.
        o Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, PAYMENT OF YOUR PLANNED PERIODIC PREMIUMS DOES NOT GUARANTEE THAT YOUR POLICY WILL REMAIN IN FORCE. YOUR POLICY CAN LAPSE EVEN IF YOU PAY ALL PLANNED PERIODIC PREMIUMS ON TIME.
        o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
        o   Additional premiums are applied pursuant to your current
            allocation instructions, unless you give us different
            instructions by Written Notice or authorized telephone transaction when you make the payment.
        o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

o       CREDITING AND ALLOCATING PREMIUM
        Once your application is in good order, we will credit initial net premium to the Policy on the date the Policy is issued pursuant to your allocation instructions. All premiums are allocated to the Ameritas Money Market subaccount for 15 days after the date the Policy is issued to accommodate State "Right to Examine" rights under the Policy. Then, we will allocate your Policy value to the investment options according to your allocation instructions. Allocation to any investment option must be at least 5% of premium submitted. Percentage allocations must be in whole numbers. Policy value can only be allocated to up to 10 of the available variable investment options plus the fixed account. If a Policy is not issued, we will return your premium.

        Until your Policy is issued, premium payments received by us are held in our general account and are credited with interest at a rate we determine.

[ ]     POLICY VALUE

        On your Policy's date of issue, Policy value equals your initial net premium (premium less the Premium Expense Charge) less the Policy's first monthly deduction. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and the Loan Account.

o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value at the end of the prior Business Day by the Subaccount's net investment factor for the current Business Day.

ALLOCATOR 2000 VUL                     - 16 -

        The net investment factor for a Subaccount is determined by dividing (a) by (b), and then subtracting (c) from the result, where:
        (a) is:
        1. the net asset value of the underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day; plus or minus
        2. any charge or credit during the current Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
        (b)is:
        1. the net asset value of the underlying portfolio as of the end of the previous Business Day; plus or minus
        2. any charge or credit during the previous Business Day as a provision for taxes attributable to the operation or maintenance of that Subaccount.
        (c) is the mortality and expense risk charge and the administration charge.

        We value the assets in each Subaccount at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than 1.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account on any Business Day equals:
        (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
        (b) any net premiums credited to the Fixed Account since the end of the previous Policy month; plus
        (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
        (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
        (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
        (f) the Fixed Account's share of any monthly deductions from Policy value; minus
        (g) the Fixed Account's share of charges for any optional features;
            plus
        (h) interest credited on the Fixed Account balance since the end of the previous Policy month.

[ ]     MISSTATEMENT OF AGE OR SEX

        If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

[ ]     SUICIDE

        We will pay the greater of any premiums received or Policy value, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay the greater of the monthly deductions for an increase in face amount of insurance coverage or Policy value attributable to such an increase if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

[ ]     INCONTESTABILITY

        We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the face amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the face amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

ALLOCATOR 2000 VUL                     - 17 -

[ ]     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o  Transfers among investment options.
o  Establish systematic transfer programs.
o  Change premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o  Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o  May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

[ ]     LAPSE AND GRACE PERIOD

o       LAPSE

        BECAUSE POLICY VALUE CAN FLUCTUATE DEPENDING UPON THE PERFORMANCE OF YOUR SELECTED VARIABLE INVESTMENT OPTIONS, YOUR POLICY CAN LAPSE, EVEN IF YOU PAY ALL PLANNED PERIODIC PREMIUMS ON TIME.

        This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           LAPSE OF THE POLICY MAY RESULT IN ADVERSE TAX CONSEQUENCES.

o       GUARANTEED DEATH BENEFIT

        We guarantee the Policy will not lapse during its first five Policy Years so long as the Benchmark Premium, adjusted for partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

        If you meet the Guaranteed Death Benefit Premium requirements and the following rules, we further guarantee the Policy will not lapse before the later of the insured's age 65 or the end of the 10th Policy Year, even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid.
        o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
        o Increases in face amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and
        o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o       GRACE PERIOD

        If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

[ ]     REINSTATEMENT

        If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within fives years of the date of lapse and before the Maturity Date. To reinstate, we must receive:
        o   Written application signed by you and the insured;
        o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;

ALLOCATOR 2000 VUL                     - 18 -

        o   Premium at least equal to the greater of:
                (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
                (2) Three times the current Policy Month's monthly deductions. o Reinstatement of any outstanding Policy debt.

        The effective date of reinstatement will be the Policy Month date on or next following the date the reinstatement is approved.

        The face amount of the reinstated Policy may not exceed the face amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

        The Policy cannot be reinstated once it has been fully surrendered.

[ ]     DELAY OF PAYMENTS OR TRANSFERS

        We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

[ ]     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

        The interest of any beneficiary is subject to that of any assignee.

[ ]     POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

[ ]     "FREE LOOK" RIGHTS

        Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

ALLOCATOR 2000 VUL                     - 19 -

[ ]     OPTIONAL FEATURES

        Subject to certain requirements, one or more of the following optional insurance benefits may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value as stated in this prospectus' CHARGES.

o       TOTAL DISABILITY RIDER

        This Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider. There is an additional charge for this Rider.

o       LEVEL RENEWABLE TERM RIDER

        This Rider provides term insurance upon the insured's life in addition to the death benefit coverage under the Policy. There is an additional charge for this Rider.

o       CHILDREN'S INSURANCE RIDER

        This Rider provides term insurance upon the insured's children, as defined in the rider. There is an additional charge for this Rider.

o       OTHER INSURED RIDER

        This Rider provides term insurance upon the life of any family member of the insured. There is an additional charge for this Rider.

o       GUARANTEED INSURABILITY RIDER

        This Rider provides that you can purchase additional insurance upon the insured at certain future dates without evidence of insurability. There is an additional charge for this Rider.

o       ACCIDENTAL DEATH BENEFIT RIDER

        This Rider provides additional insurance if the insured's death results from accidental bodily injury, as defined in the rider. There is an additional charge for this Rider.

o       ACCELERATED DEATH BENEFIT RIDER

        In those States that permit this benefit, this Rider allows a percentage of the death benefit to be paid to you if the insured suffers from a terminal illness or injury, as defined in the Rider. This is not charge for this Rider, but there are underwriting requirements.

`       LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

[ ]     HOW TO GET FINANCIAL STATEMENTS

        Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

[ ]     DISTRIBUTION OF THE POLICY

        Our underwriter and affiliate, Ameritas Investment Corp., enters into contracts with its own registered representatives to sell Policies and with various broker-dealers ("Distributors") to distribute Policies through their representatives. Total commission paid for the Policies and other information about distribution compensation can be found in this Policy's Statement of Additional Information ("SAI"). Instructions to obtain an SAI are on the last page of this prospectus. It is also fair for you to ask a representative about the commission they earn for the sale of a Policy.

ALLOCATOR 2000 VUL                     - 20 -

Information about compensation we pay helps you determine whether a representative may have an incentive to recommend our product over another.

        In addition to regularly scheduled commission, which is indirectly paid for by certain Policy charges, distribution compensation can include periodic cash incentives paid based upon sales goals. We may enter into special compensation or reimbursement arrangements with certain broker-dealers for, among other things, training of sales personnel, marketing or other services they provide to us or our affiliates. We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $10,000 to $25,000) and marketing support allowances may change from time to time, but in calendar year 2006 the list included the following firms: Harbour Investments, Investacorp, Inc., Investors Capital Corp, and Horace Mann Investors, Inc. Any additional compensation is paid out of our own assets and will not result in any additional direct charge to you.


POLICY DISTRIBUTIONS
--------------------------------------------------------------------------------

        The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

[ ]     DEATH BENEFIT
        Upon the insured's death, we will pay to the Policy beneficiary:
        (a) the death benefit on the insured's life under the death benefit option in effect; plus
        (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
        (c)  any outstanding Policy debt; minus
        (d) any due and unpaid Policy charges, including deductions for the month of death.

        We will pay the death benefit after we receive Due Proof of Death of the insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
-   Your Policy being in force;
-   Our receipt of Due Proof of Death of the Insured;
-   Our receipt of sufficient beneficiary information to make the payment;  and
-   Your election of a payment option.
"DUE PROOF OF DEATH" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

o       DEATH BENEFIT OPTIONS
        You may choose one of two death benefit options. Option A is in effect unless you elect Option B. For the same specified amount and premium payments, Option B provides higher death benefit protection, higher cost of insurance charges, and lower Policy value than Option A. Generally, choose Option A if you want to build Policy value faster but aren't as concerned with continued growth of Policy death benefit, and Option B if you want your Policy death benefit to grow over time but aren't as concerned with growth of Policy value.

DEATH BENEFIT OPTION A
    If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.
    Under Option A, the death benefit is the greater of:
        (a) the face amount of insurance coverage on the insured's date of death; or
        (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

DEATH BENEFIT OPTION B
    If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
    Under Option B, the death benefit is the greater of:
        (a) the face amount of insurance coverage on the date of death PLUS the Policy value; or
        (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

ALLOCATOR 2000 VUL                     - 21 -

----------- --------- --------- -------- --------- --------- --------- ---------
Attained    Corridor  Attained  Corridor Attained  Corridor  Attained  Corridor
   Age         %        Age        %       Age        %        Age        %
----------- --------- --------- -------- --------- --------- --------- ---------
   0-40       250%
    41        243%       51      178%       61       128%       71       113%
    42        236%       52      171%       62       126%       72       111%
    43        229%       53      164%       63       124%       73       109%
    44        222%       54      157%       64       122%       74       107%
    45        215%       55      150%       65       120%     75-90      105%
    46        209%       56      146%       66       119%       91       104%
    47        203%       57      142%       67       118%       92       103%
    48        197%       58      138%       68       117%       93       102%
    49        191%       59      134%       69       116%      94+       101%
    50        185%       60      130%       70       115%
----------- --------- --------- -------- --------- --------- --------- ---------

o       CHANGES IN DEATH BENEFIT OPTION
        After the first Policy Year, you may change your Policy's death benefit option.

CHANGES IN DEATH BENEFIT OPTION RULES
o  Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Month date after we receive your request.
o  There is no fee to change your Policy death benefit option.
o CHANGING FROM OPTION A TO OPTION B: The face amount is decreased by an amount equal to the total Policy value as of the date of the change.
o CHANGING FROM OPTION B TO OPTION A: The face amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new face amount of insurance meets the requirements set forth in the CHANGE IN FACE AMOUNT OF INSURANCE COVERAGE section, below.

o       CHANGE IN FACE AMOUNT OF INSURANCE COVERAGE
        You may change the current face amount (or "specified amount") of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could have federal tax consequences (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Month date on or after the date we receive your Written Notice.

INCREASE IN COVERAGE RULES
o  No increase is allowed in the first Policy Year.
o  The insured's age nearest birthday must be 80 or younger.
o A new application, evidence of insurability, and additional premium for the amount of the increase may be required.
o Minimum amount of an increase in face amount of insurance coverage is $25,000.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o Additional premium may be required if Policy value at the time of the increase, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in face amount of insurance coverage.
o Applicable surrender charges will increase based upon the amount of the increase.

DECREASE IN COVERAGE RULES
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in face amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o  The face amount of coverage after the decrease must be at least $25,000.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the face amount of insurance coverage by first reducing the face amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial face amount of insurance coverage.

ALLOCATOR 2000 VUL                     - 22 -

[ ]     MATURITY DATE

        This Policy's normal maturity date is the Policy Anniversary following the insured's 95th birthday. On the Maturity Date we will pay you the Policy value, less any loan and unpaid loan interest, if the insured is then living and this Policy is in force. The Policy may terminate prior to the Maturity Date as described in the Lapse and Grace Period provision. If the Policy does continue in force to the Maturity Date, it is possible there will be little or no Policy value at that time.

[ ]     POLICY LOANS

        If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. Any loan transaction will permanently affect Policy values. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

                Amount You Can Borrow                             Loan Interest Rate
---------------------------------------------------- --------------------------------------------
Standard  Policy  Loan.  You may  borrow  not  less  Standard   Policy  Loan.  Net  annual  loan
than  $1,000 nor more than 90% of the  Policy  Cash  interest  rate  of  1.95%:   we  charge  an
Surrender Value                                      interest  rate  in  advance  with  a  6.45%
                                                     effective  annual yield, but we also credit
                                                     an interest  rate with an effective  annual
                                                     yield  of 4.5% to any  amounts  in the Loan
                                                     Account.
---------------------------------------------------- --------------------------------------------
Reduced  Rate Policy Loan.  Available  beginning in  Reduced Rate Policy  Loan.  Net annual loan
the 6th Policy Year.  Same borrowing  limits as the  interest   rate  of  0%:   we   charge   an
Standard  Policy Loan. Any loan  outstanding at the  interest   rate  in  advance  with  a  4.5%
beginning  of the 6th  Policy  Year  will  become a  effective  annual yield, but we also credit
Reduced Rate Policy Loan from that point forward.    an interest  rate with an effective  annual
                                                     yield  of 4.5% to any  amounts  in the Loan
                                                     Account.

LOAN RULES
o The Policy must be assigned to us as sole security for the loan.
o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as net premium is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

ALLOCATOR 2000 VUL                     - 23 -

[ ]     FULL SURRENDER

        While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

        FULL SURRENDER RULES
        o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
        o A surrender charge may apply. The surrender charge is described in the CHARGES and CHARGES EXPLAINED sections of this prospectus.
        o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

[ ]     PARTIAL WITHDRAWAL

        While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time.

        If DEATH BENEFIT OPTION A (described above) is in effect, then the current face amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

        If DEATH BENEFIT OPTION B (described above) is in effect, the Policy value will be reduced by the amount of the partial withdrawal, but the face amount of insurance coverage will not change.

PARTIAL WITHDRAWAL RULES

o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES EXPLAINED section of this Prospectus.
o The MINIMUM partial withdrawal amount is $100; the MAXIMUM is an amount such that remaining Cash Surrender Value is an amount sufficient to maintain the Policy in force at our required minimum face amount.
o  A partial withdrawal is irrevocable.
o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Depending upon the circumstances, a partial withdrawal may have tax consequences.

[ ]     PAYMENT OF POLICY PROCEEDS

        A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee. Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

        RULES FOR PAYMENT OF POLICY PROCEEDS
        o You, or your beneficiary after your death if you are the insured, may elect a payment option by completing an election form that can be requested from us at any time.
        o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
        o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Option C).
        o Any payment option chosen will be effective when we acknowledge it.
        o We may require proof of your age or survival or the age or survival of the payee.

ALLOCATOR 2000 VUL                     - 24 -

        o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
        o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.
        o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

        Payments under the payment options are FIXED PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 4 1/2% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o       SELECTING A PAYMENT OPTION
        Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

The longer the guaranteed or projected payment option period, the lower the amount of each payment.

        NOTE: IF YOU ELECT PAYMENT OPTIONS D OR E AND SELECT A NON-GUARANTEED PERIOD, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE PAYMENT OPTION IF THE PERSON WHOSE LIFE THE PAYMENT IS BASED UPON (THE "MEASURING LIFE") DIES BEFORE THE DUE DATE OF THE SECOND PAYMENT, ONLY TWO PAYMENTS WOULD BE MADE IF THE "MEASURING LIFE" DIED BEFORE THE DUE DATE OF THE THIRD PAYMENT, ETC.

        The payment options for receiving Policy proceeds are:

A. INTEREST PAYMENT. We will pay interest each month at a rate determined by us on the amount retained.

B. PAYMENTS FOR A FIXED AMOUNT. Proceeds are paid in equal monthly installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. PAYMENTS FOR A FIXED PERIOD. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. LIFETIME INCOME. Proceeds are paid as equal monthly installments based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. JOINT AND LAST SURVIVOR LIFETIME INCOME. Proceeds are paid as equal monthly installments during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.  LUMP SUM. Proceeds are paid in one sum.

        In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time. We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the general account.

ALLOCATOR 2000 VUL                     - 25 -

TAX MATTERS
--------------------------------------------------------------------------------

        THE FOLLOWING IS ONLY GENERAL INFORMATION ABOUT FEDERAL TAX LAW AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. TAX LAWS AFFECTING THE POLICY ARE COMPLEX, MAY CHANGE AND ARE AFFECTED BY YOUR FACTS AND CIRCUMSTANCES. WE CANNOT GUARANTEE THE TAX TREATMENT OF THE POLICY OR ANY TRANSACTION INVOLVING THE POLICY. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES AND ANY APPLICABLE TAXES WILL APPLY TO YOU IF YOU PURCHASE A POLICY.

[ ]     LIFE INSURANCE QUALIFICATION; TAX TREATMENT OF DEATH BENEFIT

        The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

        Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

        o the death benefit should be fully excludable from the beneficiary's gross income; and
        o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy. However, Congress has recently enacted new statutory provisions relating to employer owned life insurance. The death benefit of life insurance owned by an employer is taxable unless the insured is a certain class of employee and has been given notice and has consented to coverage on his life. Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income. Any employer contemplating the purchase of life insurance contract should consult a tax advisor.

        We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

        MODIFIED ENDOWMENT CONTRACTS. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. WHEN A PREMIUM PAYMENT IS CREDITED WHICH WE BELIEVE CAUSES THE POLICY TO BECOME A MODIFIED ENDOWMENT CONTRACT, WE WILL NOTIFY YOU and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

        A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is NOT a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

ALLOCATOR 2000 VUL                     - 26 -

[ ]     TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS

        Upon a surrender or lapse of the Policy, if the amount received plus any outstanding Policy debt exceeds the total cost basis in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means:
- the total of any premium payments or other consideration paid for the Policy, minus
-   any withdrawals previously recovered that were not taxable.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are subject to the following tax rules:
        1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the cost basis in the Policy at such time.
        2) Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
        3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

        Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

        Distributions (including upon surrender) and loans from, or secured by, a Policy that is NOT a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy which is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

[ ]     OTHER POLICY OWNER TAX MATTERS

        Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

        INTEREST PAID ON POLICY LOANS generally is not tax deductible. AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. Pre-death distributions
(including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

ALLOCATOR 2000 VUL                     - 27 -

        FEDERAL AND STATE ESTATE, INHERITANCE AND OTHER TAX CONSEQUENCES of ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.
        DIVERSIFICATION REQUIREMENTS. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.
        OWNER CONTROL. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.
        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.
        TAX-ADVANTAGED ARRANGEMENTS. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

ALLOCATOR 2000 VUL                     - 28 -

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the total Policy value less outstanding loans and loan interest, less any due but unpaid Policy charges.

FIXED ACCOUNT is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable investment options of the Separate Account. The Fixed Account is part of our general account.

LOAN ACCOUNT is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY DATE is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the Policy Date of your Policy.

PREMIUM
   BENCHMARK PREMIUM is the monthly premium, listed in your Policy, which if paid, allows us to guarantee that your Policy will not lapse during the first five Policy Years if total premiums paid equals or exceeds the sum of Benchmark Premiums since the Policy was issued.
   GUARANTEED DEATH BENEFIT PREMIUM is an annual premium listed in your Policy which, if paid and there are no Policy loans outstanding or partial surrenders that have been taken, allows us to guarantee the Policy will not lapse before the later of the Insured's 65th birthday or the end of the 10th Policy Year since coverage became effective.
   TARGET PREMIUM is an annual premium amount used to calculate surrender charges and agent compensation.

SUBACCOUNT is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

VALUATION PERIOD is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

WE, US, OUR, AMERITAS - Ameritas Life Insurance Corp.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at Ameritas, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-7335. Call us if you have questions about what form or information is required.

ALLOCATOR 2000 VUL                     - 29 -

                                    THANK YOU
      for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.


                             IF YOU HAVE QUESTIONS,
   wish to request a Statement of Additional Information, or want information about a Policy including a personalized illustration, contact your sales representative, or write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                                www.ameritas.com


REMEMBER, THE CORRECT FORM is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.

[ ]   ILLUSTRATIONS
      Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, investment options and any optional features selected, how you plan to accumulate or access Policy value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your sales representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation.

[ ]   STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

        A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about us and the Policy. You may obtain a copy without charge upon request to our toll-free telephone number shown to the left. Information about us (including the SAI), is available on the SEC's Internet site at WWW.SEC.GOV, or can be reviewed and copies made at or ordered from (for a fee) the SEC's Public Reference Room, 450 Fifth St., NW, Washington, D.C. 20549-0102. (Direct questions to the SEC at 202-942-8090.)

[ ]   REPORTS TO YOU

      We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.


(C) Ameritas Life Insurance Corp.

                                    AMERITAS
                              LIFE INSURANCE CORP.
                                A UNIFI COMPANY


ALLOCATOR 2000 VUL               LAST PAGE         SEC Registration #: 811-21136

--------------------------------------------------------------------------------
Statement of Additional Information:  May 1, 2007
to accompany Policy Prospectuses dated:  May 1, 2007

                                                          AMERITAS
VARIABLE LIFE INSURANCE POLICIES                          LIFE INSURANCE CORP.
offered through                                                A UNIFI COMPANY
AMERITAS VARIABLE SEPARATE ACCOUNT VL
--------------------------------------------------------------------------------


TABLE OF CONTENTS                                             PAGE

General Information and History................................1

Underwriter....................................................2
Distribution of the Policy
More Information on Charges
        Waiver of Certain Charges
        Underwriting Procedure

Distribution of Materials......................................3
Advertising
Performance Data

Financial Statements...........................................4



CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                        P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                  5900 O Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                                www.AMERITAS.COM


EXPRESS MAIL PACKAGES SHOULD BE SENT TO OUR STREET ADDRESS, NOT OUR P.O. BOX ADDRESS.



  This Statement of Additional Information is not a prospectus. It contains information in addition to that set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us or accessing it through our Web site at www.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.


[ ]      GENERAL INFORMATION AND HISTORY

         Ameritas Life Insurance Corp. ("we, us, our, Ameritas") is a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are engaged in the business of issuing life insurance and annuities, group dental and vision insurance, retirement plans and 401(k) plans throughout the United States (except New York). We are an indirect wholly owned subsidiary of UNIFI Mutual Holding Company ("UNIFI") (we are wholly owned by Ameritas Holding Company, which in turn is wholly owned by UNIFI). The UNIFI companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, banking, and public financing.

        Prior to May 1, 2007, the Policies described in this Statement of Additional Information and in the prospectus were offered and issued by Ameritas Variable Life Insurance Company ("AVLIC"). Effective May 1, 2007, AVLIC merged into Ameritas, AVLIC's former parent. Ameritas Variable Separate Account VL is now a separate investment account of Ameritas. Policies previously issued by AVLIC now are Policies of Ameritas, which will service and maintain those Policies in accordance with their terms.

                                      SAI: 1
AMERITAS VARIABLE SEPARATE ACCOUNT VL        STATEMENT OF ADDITIONAL INFORMATION

[ ]     UNDERWRITER

        Policies in Ameritas Variable Separate Account VL were distributed by Ameritas Investment Corp. (AIC), 5900 O Street, Lincoln, Nebraska 68510, a majority-owned subsidiary of ours. AIC enters into contracts with various broker-dealers (Distributors) to distribute Policies.

                                            YEAR:     2004      2005      2006
------------------------------------------------- ---------- --------- ---------
Variable life insurance commission AVLIC paid $2,164,022 $82,371 $60,249 to AIC that was paid to other broker-dealers and representatives (not kept by AIC).
------------------------------------------------- ---------- --------- ---------
Variable life insurance commission earned and              0         0         0
kept by AIC.
------------------------------------------------- ---------- --------- ---------
Fees AVLIC paid to AIC for variable life                   0         0         0
insurance Principal Underwriter services.
------------------------------------------------- ---------- --------- ---------


[ ]     DISTRIBUTION OF THE POLICY

        Our underwriter, AIC, enters into contracts with various broker-dealers (Distributors) to distribute Policies. These Distributors are registered with the SEC and are members of the National Association of Securities Dealers, Inc.
(NASD). All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products.

        EXECUTIVE SELECT POLICY: Commission may equal an amount up to 30% of premium in the first year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of 0.5% of the Policy value beginning in the fifth Policy Year.
        REGENT 2000 AND ALLOCATOR 2000 POLICIES: Commission may equal an amount up to 95% of premium in the first year, up to 20% of premium paid in years 2-4, and up to 2% of the Policy value beginning in the fifth Policy Year.

        Compensation arrangements may vary among broker-dealers. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in the prospectus' CHARGES section.


[ ]     MORE INFORMATION ON CHARGES

o       WAIVER OF CERTAIN CHARGES

        When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

o       UNDERWRITING PROCEDURE

        The Policy's cost of insurance depends upon the insured's sex, issue age, risk class, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

                                      SAI: 2
AMERITAS VARIABLE SEPARATE ACCOUNT VL        STATEMENT OF ADDITIONAL INFORMATION

      The cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

          If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

        Actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.


[ ]     DISTRIBUTION OF MATERIALS

        We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.


[ ]     ADVERTISING

        From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

        We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

        We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.


[ ]     PERFORMANCE DATA

        From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment, limitations and risks.

        Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from separate account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy's transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically annualized yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

                                      SAI: 3
AMERITAS VARIABLE SEPARATE ACCOUNT VL        STATEMENT OF ADDITIONAL INFORMATION

        We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration, without charge, based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio's expenses.

        For periods prior to the date the Policy Subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount.

        Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost.


[ ]     FINANCIAL STATEMENTS

        The statutory financial statements of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, and for the years then ended, and the financial statements of the Subaccounts of Ameritas Variable Separate Account VL as of December 31, 2006, and for each of the periods in the two years then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 716, Lincoln, Nebraska 68508, independent auditors and independent registered public accounting firm, respectively, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                      SAI: 4
AMERITAS VARIABLE SEPARATE ACCOUNT VL        STATEMENT OF ADDITIONAL INFORMATION

                                AMERITAS VARIABLE
                               SEPARATE ACCOUNT VL

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
             AND FOR EACH OF THE PERIODS IN THE TWO YEARS THEN ENDED
           AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Ameritas Variable Separate Account VL as of December 31, 2006, and the related statements of operations for the period then ended and changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned at December 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Separate Account VL as of December 31, 2006, and the results of their operations for the period then ended and changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 8, 2007

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2006

ASSETS
INVESTMENTS AT FAIR VALUE:

    Calvert Variable Series, Inc. Calvert Portfolios (Calvert):
      CVS Social Balanced Portfolio (Balanced) -
         329,072.236 shares at $2.030 per share (cost $557,667)                                  $        668,017
      CVS Social Small Cap Growth Portfolio (Small Cap) -
         25,863.963 shares at $15.38 per share (cost $334,599)                                            397,788
      CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         21,579.873 shares at $28.29 per share (cost $464,113)                                            610,495
      CVS Social International Equity Portfolio (International) -
         64,039.911 shares at $21.85 per share (cost $848,735)                                          1,399,272
    Calvert Variable Series, Inc. Ameritas Portfolios (Ameritas):
      Ameritas Money Market Portfolio (Money Market) -
         8,926,715.600 shares at $1.00 per share (cost $8,926,716)            $     8,926,716
            Dividends Receivable                                                        6,149
                                                                             -------------------
              Total                                                                                     8,932,865
    The Alger American Fund (Alger):
      Alger American Growth Portfolio - Class O (Growth) -
         186,575.524 shares at $41.22 per share (cost $5,131,463)                                       7,690,643
      Alger American MidCap Growth Portfolio - Class O (MidCap) -
         240,815.110 shares at $20.75 per share (cost $3,735,074)                                       4,996,914
      Alger American Small Capitalization Portfolio - Class O (Small Cap) -
         101,532.322 shares at $28.42 per share (cost $1,469,330)                                       2,885,549
    DWS Scudder Investments VIT Funds (Scudder):
      DWS Equity 500 Index VIP Portfolio (Equity 500) -
         1,065,606.843 shares at $14.97 per share (cost $10,838,102)                                   15,952,134
      DWS Small Cap Index VIP Portfolio (Small Cap) -
         186,833.552 shares at $16.12 per share (cost $2,103,672)                                       3,011,757
    Dreyfus Investment Portfolios (Dreyfus):
      Stock Index Portfolio (Stock) -
         26,546.425 shares at $36.15 per share (cost $618,376)                                            959,653
    Variable Insurance Products (Fidelity):
      VIP Equity-Income Portfolio: Service Class 2 (Equity-Income SC2) -
         170,330.633 shares at $25.87 per share (cost $3,519,111)                                       4,406,453
      VIP High Income Portfolio: Service Class 2 (High Income SC2) -
         29,130.241 shares at $6.25 per share (cost $183,814)                                             182,064
      VIP Contrafund Portfolio: Service Class 2 (Contrafund SC2) -
         124,141.573 shares at $31.11 per share (cost $3,149,885)                                       3,862,044
    Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
      Global Asset Allocation Portfolio Class 2 (Global Asset) -
         27,862.382 shares at $21.75 per share (cost $522,901)                                            606,007
      Foreign Securities Portfolio Class 2 (Foreign Securities) -
         243,013.058 shares at $18.72 per share (cost $2,695,264)                                       4,549,204

The accompanying notes are an integral part of these financial statements.


                                      FS-2

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2006

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Neuberger Berman Advisers Management Trust (Neuberger Berman):
      AMT Limited Maturity Bond Portfolio (Limited Maturity Bond) -
         508,430.205 shares at $12.76 per share (cost $6,710,359)                                $      6,487,569
      AMT Growth Portfolio (Growth) -
         267,139.180 shares at $15.73 per share (cost $2,505,941)                                       4,202,099
      AMT Partners Portfolio (Partners) -
         272,776.636 shares at $21.16 per share (cost $4,148,893)                                       5,771,954
    Van Eck Worldwide Insurance Trust (Van Eck):
      Worldwide Hard Assets Portfolio (Hard Assets) -
         117,579.934 shares at $32.71 per share (cost $1,963,393)                                       3,846,040
    Oppenheimer Variable Account Funds (Oppenheimer):
      Capital Appreciation Portfolio/VA (Capital Appreciation) -
         87,180.052 shares at $41.43 per share (cost $2,549,369)                                        3,611,870
      Aggressive Growth Portfolio/VA (Aggressive Growth) -
         78,308.620 shares at $50.85 per share (cost $2,556,376)                                        3,981,993
      Main Street Growth & Income Portfolio/VA -
         220,678.540 shares at $24.78 per share (cost $3,674,045)                                       5,468,414
      High Income Portfolio/VA (High Income) -
         107,628.107 shares at $8.55 per share (cost $844,373)                                            920,220
      Strategic Bond Portfolio/VA (Strategic Bond) -
         376,258.826 shares at $5.26 per share (cost $1,799,183)                                        1,979,121
    Summit Mutual Funds, Inc. Summit Pinnacle Series (Summit):
      EAFE International Index Portfolio (EAFE Intl.) -
         27,820.341 shares at $98.66 per share (cost $2,195,685)                                        2,744,755


                                                                                                -------------------
    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                               $    100,124,894
                                                                                                ===================


The accompanying notes are an integral part of these financial statements.

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Calvert
                                                                              --------------------------------------
                                                                                  Balanced
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         14,989
   Mortality and expense risk charge                                                     (5,787)
                                                                              ------------------
Net investment income(loss)                                                               9,202
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                       11,502
   Net realized gain(loss) on sale of fund shares                                        32,504
                                                                              ------------------
Net realized gain(loss)                                                                  44,006
                                                                              ------------------

Change in unrealized appreciation/depreciation                                           (3,136)
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $         50,072
                                                                              ==================


                                                                                            Balanced
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $          9,202   $          5,616
   Net realized gain(loss)                                                               44,006             42,634
   Net change in unrealized appreciation/depreciation                                    (3,136)            (9,085)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                       50,072             39,165
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   51,407             66,688
   Subaccounts transfers (including fixed account), net                                 (32,079)           (47,859)
   Transfers for policyowner benefits and terminations                                 (112,448)          (167,285)
   Policyowner maintenance charges                                                      (47,400)           (59,196)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (140,520)          (207,652)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  (90,448)          (168,487)
Net assets at beginning of period                                                       758,465            926,952
                                                                              ------------------ -------------------
Net assets at end of period                                                    $        668,017   $        758,465
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.


                                                      Calvert
--------------------------------------------------------------------------------------------------------------------
    Small Cap                                Mid Cap                             International
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $           ----                       $           ----                       $          7,161
           (3,766)                                (5,091)                               (10,524)
-------------------                    -------------------                    -------------------
           (3,766)                                (5,091)                                (3,363)
-------------------                    -------------------                    -------------------


             ----                                   ----                                 65,850
           22,903                                 10,653                                 80,374
-------------------                    -------------------                    -------------------
           22,903                                 10,653                                146,224
-------------------                    -------------------                    -------------------

          (18,246)                                28,535                                153,757
-------------------                    -------------------                    -------------------


 $            891                       $         34,097                       $        296,618
===================                    ===================                    ===================

              Small Cap                               Mid Cap                             International
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005                2006               2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $         (3,766)   $         (5,244)  $         (5,091)  $         (4,669)   $         (3,363)  $         (5,470)
           22,903              49,710             10,653              8,655             146,224             68,090
          (18,246)           (123,798)            28,535             (6,329)            153,757             33,162
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

              891             (79,332)            34,097             (2,343)            296,618             95,782
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           65,059              83,329             49,773             61,318             100,031            125,801
          (20,643)           (125,031)            (2,749)            13,621             (42,276)          (106,846)
          (82,245)           (117,949)            (7,991)           (10,954)            (42,427)           (45,091)
          (35,514)            (48,466)           (35,493)           (34,940)            (66,580)           (69,484)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (73,343)           (208,117)             3,540             29,045             (51,252)           (95,620)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          (72,452)           (287,449)            37,637             26,702             245,366                162
          470,240             757,689            572,858            546,156           1,153,906          1,153,744
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $        397,788    $        470,240   $        610,495   $        572,858    $      1,399,272   $      1,153,906
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Ameritas
                                                                              --------------------------------------
                                                                                Money Market
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        429,183
   Mortality and expense risk charge                                                    (77,941)
                                                                              ------------------
Net investment income(loss)                                                             351,242
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                          ----
                                                                              ------------------
Net realized gain(loss)                                                                    ----
                                                                              ------------------

Change in unrealized appreciation/depreciation                                             ----
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        351,242
                                                                              ==================


                                                                                          Money Market
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        351,242   $        117,070
   Net realized gain(loss)                                                                 ----               ----
   Net change in unrealized appreciation/depreciation                                      ----               ----
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      351,242            117,070
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                1,349,318            621,179
   Subaccounts transfers (including fixed account), net                                (949,240)        10,077,861
   Transfers for policyowner benefits and terminations                                 (662,456)          (785,375)
   Policyowner maintenance charges                                                     (806,245)          (380,489)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                 (1,068,623)         9,533,176
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (717,381)         9,650,246
Net assets at beginning of period                                                     9,650,246               ----
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      8,932,865   $      9,650,246
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                                                          Alger
--------------------------------------------------------------------------------------------------------------------
      Growth                                  MidCap                               Small Cap
-------------------                    -------------------                    -------------------
       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $          9,515                       $           ----                       $           ----
          (65,616)                               (40,591)                               (24,189)
-------------------                    -------------------                    -------------------
          (56,101)                               (40,591)                               (24,189)
-------------------                    -------------------                    -------------------


             ----                                661,345                                   ----
          412,287                                164,342                                265,897
-------------------                    -------------------                    -------------------
          412,287                                825,687                                265,897
-------------------                    -------------------                    -------------------

          (27,741)                              (349,767)                               263,106
-------------------                    -------------------                    -------------------


 $        328,445                       $        435,329                       $        504,814
===================                    ===================                    ===================

               Growth                                 MidCap                                Small Cap
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005                2006               2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $        (56,101)   $        (48,908)  $        (40,591)  $        (39,207)   $        (24,189)  $        (22,072)
          412,287             334,910            825,687            427,830             265,897            196,456
          (27,741)            548,818           (349,767)             2,346             263,106            205,653
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          328,445             834,820            435,329            390,969             504,814            380,037
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


        1,002,526           1,206,231            562,937            561,900             290,030            316,398
         (422,660)           (767,019)           (72,814)          (268,482)            (91,864)          (240,111)
         (737,356)           (692,017)          (298,590)          (386,659)           (308,535)          (204,787)
         (606,308)           (689,635)          (345,974)          (368,283)           (227,870)          (231,609)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (763,798)           (942,440)          (154,441)          (461,524)           (338,239)          (360,109)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (435,353)           (107,620)           280,888            (70,555)            166,575             19,928
        8,125,996           8,233,616          4,716,026          4,786,581           2,718,974          2,699,046
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      7,690,643    $      8,125,996   $      4,996,914   $      4,716,026    $      2,885,549   $      2,718,974
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Scudder
                                                                              --------------------------------------
                                                                                 Equity 500
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        179,469
   Mortality and expense risk charge                                                   (130,650)
                                                                              ------------------
Net investment income(loss)                                                              48,819
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       598,395
                                                                              ------------------
Net realized gain(loss)                                                                 598,395
                                                                              ------------------

Change in unrealized appreciation/depreciation                                        1,453,624
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $      2,100,838
                                                                              ==================


                                                                                           Equity 500
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         48,819   $         97,303
   Net realized gain(loss)                                                              598,395            329,032
   Net change in unrealized appreciation/depreciation                                 1,453,624            121,667
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    2,100,838            548,002
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                1,807,208          2,228,728
   Subaccounts transfers (including fixed account), net                                (681,792)          (231,416)
   Transfers for policyowner benefits and terminations                               (1,280,087)          (995,680)
   Policyowner maintenance charges                                                   (1,055,822)        (1,113,384)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                 (1,210,493)          (111,752)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  890,345            436,250
Net assets at beginning of period                                                    15,061,789         14,625,539
                                                                              ------------------ -------------------
Net assets at end of period                                                    $     15,952,134   $     15,061,789
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

               Scudder                                Dreyfus                               Fidelity
-------------------------------------- -------------------------------------- --------------------------------------
    Small Cap                                Stock                              Equity-Income SC2
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $         17,989                       $         16,142                       $        123,271
          (23,965)                                (8,380)                               (35,518)
-------------------                    -------------------                    ------------------
           (5,976)                                 7,762                                 87,753
-------------------                    -------------------                    ------------------


          120,346                                   ----                                507,984
          142,170                                 61,215                                152,044
-------------------                    -------------------                    ------------------
          262,516                                 61,215                                660,028
-------------------                    -------------------                    ------------------

          169,756                                 62,093                                (14,521)
-------------------                    -------------------                    ------------------


 $        426,296                       $        131,070                       $        733,260
===================                    ===================                    ==================

              Small Cap                                Stock                            Equity-Income SC2
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $         (5,976)   $         (5,053)  $          7,762   $          7,917    $         87,753   $         24,768
          262,516             113,396             61,215             38,585             660,028            304,377
          169,756             (13,331)            62,093             (9,974)            (14,521)          (142,090)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          426,296              95,012            131,070             36,528             733,260            187,055
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


          299,247             301,294                469                156             500,371            571,736
          280,761             299,623            (41,623)           (35,558)            (89,785)          (156,209)
         (289,645)           (116,770)           (89,646)           (38,199)           (447,998)          (464,770)
         (188,734)           (173,315)           (68,044)           (74,654)           (290,305)          (315,979)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
          101,629             310,832           (198,844)          (148,255)           (327,717)          (365,222)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          527,925             405,844            (67,774)          (111,727)            405,543           (178,167)
        2,483,832           2,077,988          1,027,427          1,139,154           4,000,910          4,179,077
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      3,011,757    $      2,483,832   $        959,653   $      1,027,427    $      4,406,453   $      4,000,910
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Fidelity
                                                                              --------------------------------------
                                                                               High Income SC2
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         13,293
   Mortality and expense risk charge                                                     (1,356)
                                                                              ------------------
Net investment income(loss)                                                              11,937
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                          (280)
                                                                              ------------------
Net realized gain(loss)                                                                    (280)
                                                                              ------------------

Change in unrealized appreciation/depreciation                                            4,110
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $         15,767
                                                                              ==================


                                                                                         High Income SC2
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         11,937   $         20,047
   Net realized gain(loss)                                                                 (280)               909
   Net change in unrealized appreciation/depreciation                                     4,110            (18,303)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                       15,767              2,653
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   28,529             40,525
   Subaccounts transfers (including fixed account), net                                  12,193              8,044
   Transfers for policyowner benefits and terminations                                  (15,559)            (6,169)
   Policyowner maintenance charges                                                      (16,400)           (17,940)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                      8,763             24,460
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                   24,530             27,113
Net assets at beginning of period                                                       157,534            130,421
                                                                              ------------------ -------------------
Net assets at end of period                                                    $        182,064   $        157,534
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

              Fidelity                                              Franklin Templeton
-------------------------------------- -----------------------------------------------------------------------------
  Contrafund SC2                          Global Asset                          Foreign Services
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $         35,112                       $         37,433                       $         52,572
          (29,656)                                (4,813)                               (36,291)
-------------------                    -------------------                    ------------------
            5,456                                 32,620                                 16,281
-------------------                    -------------------                    ------------------


          307,170                                 33,463                                   ----
           89,009                                 27,397                                265,193
-------------------                    -------------------                    ------------------
          396,179                                 60,860                                265,193
-------------------                    -------------------                    ------------------

          (55,125)                                13,004                                524,637
-------------------                    -------------------                    ------------------


 $        346,510                       $        106,484                       $        806,111
===================                    ===================                    ==================

           Contrafund SC2                          Global Asset                        Foreign Securities
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $          5,456    $        (17,469)  $         32,620   $         12,367    $         16,281   $         14,230
          396,179              50,820             60,860             12,493             265,193            166,974
          (55,125)            332,544             13,004             (8,943)            524,637            191,111
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          346,510             365,895            106,484             15,917             806,111            372,315
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


          351,039             267,399             91,525             70,638             432,065            470,519
          720,507             744,115                225            110,771            (320,197)           207,864
         (289,076)           (181,106)           (83,008)           (28,268)           (299,068)          (351,823)
         (195,135)           (150,470)           (44,694)           (37,713)           (252,472)          (275,510)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
          587,335             679,938            (35,952)           115,428            (439,672)            51,050
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          933,845           1,045,833             70,532            131,345             366,439            423,365
        2,928,199           1,882,366            535,475            404,130           4,182,765          3,759,400
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      3,862,044    $      2,928,199   $        606,007   $        535,475    $      4,549,204   $      4,182,765
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                        Neuberger Berman
                                                                              --------------------------------------
                                                                              Limited Maturity
                                                                                    Bond
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        206,644
   Mortality and expense risk charge                                                    (56,843)
                                                                              ------------------
Net investment income(loss)                                                             149,801
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       (41,505)
                                                                              ------------------
Net realized gain(loss)                                                                 (41,505)
                                                                              ------------------

Change in unrealized appreciation/depreciation                                          108,826
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        217,122
                                                                              ==================


                                                                                      Limited Maturity Bond
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        149,801   $        131,840
   Net realized gain(loss)                                                              (41,505)           (26,591)
   Net change in unrealized appreciation/depreciation                                   108,826            (66,151)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      217,122             39,098
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  846,104          1,017,966
   Subaccounts transfers (including fixed account), net                                 (73,670)           309,110
   Transfers for policyowner benefits and terminations                                 (713,920)          (482,626)
   Policyowner maintenance charges                                                     (496,971)          (544,754)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (438,457)           299,696
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (221,335)           338,794
Net assets at beginning of period                                                     6,708,904          6,370,110
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      6,487,569   $      6,708,904
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                              Neuberger Berman                                               Van Eck
----------------------------------------------------------------------------- --------------------------------------
      Growth                                Partners                             Hard Assets
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $           ----                       $         41,704                       $          2,042
          (34,581)                               (47,087)                               (29,539)
-------------------                    -------------------                    ------------------
          (34,581)                                (5,383)                               (27,497)
-------------------                    -------------------                    ------------------


             ----                                642,327                                173,742
          259,001                                255,261                                369,872
-------------------                    -------------------                    ------------------
          259,001                                897,588                                543,614
-------------------                    -------------------                    ------------------

          290,205                               (272,981)                               171,618
-------------------                    -------------------                    ------------------


 $        514,625                       $        619,224                       $        687,735
===================                    ===================                    ==================


               Growth                                Partners                              Hard Assets
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $        (34,581)   $        (31,725)  $         (5,383)  $          8,033    $        (27,497)  $        (12,867)
          259,001             163,412            897,588            215,169             543,614            319,473
          290,205             328,613           (272,981)           535,176             171,618            759,441
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          514,625             460,300            619,224            758,378             687,735          1,066,047
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


          478,516             527,149            689,513            650,857             317,210            325,393
         (118,316)           (154,394)          (122,894)           546,316             407,592           (364,518)
         (377,311)           (270,742)          (451,415)          (303,700)           (269,684)          (179,693)
         (260,672)           (284,950)          (353,270)          (346,780)           (200,769)          (184,878)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (277,783)           (182,937)          (238,066)           546,693             254,349           (403,696)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          236,842             277,363            381,158          1,305,071             942,084            662,351
        3,965,257           3,687,894          5,390,796          4,085,725           2,903,956          2,241,605
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      4,202,099    $      3,965,257   $      5,771,954   $      5,390,796    $      3,846,040   $      2,903,956
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                           Oppenheimer
                                                                              --------------------------------------
                                                                                   Capital
                                                                                Appreciation
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         13,796
   Mortality and expense risk charge                                                    (30,695)
                                                                              ------------------
Net investment income(loss)                                                             (16,899)
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       135,434
                                                                              ------------------
Net realized gain(loss)                                                                 135,434
                                                                              ------------------

Change in unrealized appreciation/depreciation                                          126,531
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        245,066
                                                                              ==================


                                                                                      Capital Appreciation
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        (16,899)  $          3,110
   Net realized gain(loss)                                                              135,434            225,462
   Net change in unrealized appreciation/depreciation                                   126,531            (83,735)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      245,066            144,837
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  382,145            456,807
   Subaccounts transfers (including fixed account), net                                (126,780)          (405,823)
   Transfers for policyowner benefits and terminations                                 (219,818)          (474,637)
   Policyowner maintenance charges                                                     (250,725)          (275,632)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (215,178)          (699,285)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                   29,888           (554,448)
Net assets at beginning of period                                                     3,581,982          4,136,430
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      3,611,870   $      3,581,982
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                                                   Oppenheimer
--------------------------------------------------------------------------------------------------------------------
Aggressive Growth                       Growth & Income                           High Income
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $           ----                       $         61,134                       $         70,980
          (35,258)                               (45,618)                                (7,970)
-------------------                    -------------------                    ------------------
          (35,258)                                15,516                                 63,010
-------------------                    -------------------                    ------------------


             ----                                   ----                                   ----
          227,298                                259,180                                  6,947
-------------------                    -------------------                    ------------------
          227,298                                259,180                                  6,947
-------------------                    -------------------                    ------------------

         (102,346)                               436,374                                  5,789
-------------------                    -------------------                    ------------------


 $         89,694                       $        711,070                       $         75,746
===================                    ===================                    ==================

          Aggressive Growth                       Growth & Income                          High Income
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $        (35,258)   $        (34,605)  $         15,516   $         27,090    $         63,010   $         54,039
          227,298             171,902            259,180            148,921               6,947             12,947
         (102,346)            308,071            436,374             87,675               5,789            (52,529)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

           89,694             445,368            711,070            263,686              75,746             14,457
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


          490,816             571,028            669,969            787,691             109,469            155,437
         (191,068)           (298,021)          (412,748)          (285,651)            (61,893)           (35,396)
         (339,167)           (230,840)          (523,210)          (333,566)            (51,562)           (62,722)
         (314,493)           (343,664)          (387,273)          (434,075)            (91,609)          (104,757)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (353,912)           (301,497)          (653,262)          (265,601)            (95,595)           (47,438)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (264,218)            143,871             57,808             (1,915)            (19,849)           (32,981)
        4,246,211           4,102,340          5,410,606          5,412,521             940,069            973,050
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      3,981,993    $      4,246,211   $      5,468,414   $      5,410,606    $        920,220   $        940,069
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                           Oppenheimer
                                                                              --------------------------------------
                                                                               Strategic Bond
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         79,120
   Mortality and expense risk charge                                                    (16,356)
                                                                              ------------------
Net investment income(loss)                                                              62,764
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                        10,729
                                                                              ------------------
Net realized gain(loss)                                                                  10,729
                                                                              ------------------

Change in unrealized appreciation/depreciation                                           47,067
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        120,560
                                                                              ==================


                                                                                         Strategic Bond
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         62,764   $         59,334
   Net realized gain(loss)                                                               10,729             19,879
   Net change in unrealized appreciation/depreciation                                    47,067            (49,652)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      120,560             29,561
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  274,819            234,609
   Subaccounts transfers (including fixed account), net                                  95,921            146,754
   Transfers for policyowner benefits and terminations                                  (76,799)          (148,407)
   Policyowner maintenance charges                                                     (141,577)          (135,931)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                    152,364             97,025
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  272,924            126,586
Net assets at beginning of period                                                     1,706,197          1,579,611
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      1,979,121   $      1,706,197
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

               Summit
--------------------------------------
    EAFE Intl.
-------------------

       2006
-------------------

 $         31,341
          (18,694)

-------------------
           12,647

-------------------


           38,000
           34,775

-------------------
           72,775

-------------------

          387,021

-------------------


 $        472,443

===================


             EAFE Intl.
--------------------------------------

       2006               2005
------------------- ------------------

 $         12,647    $         (5,924)
           72,775               3,040
          387,021             162,049
------------------- ------------------

          472,443             159,165
------------------- ------------------


          217,203              99,983
          767,199           1,328,114
         (126,295)             (9,991)
         (118,086)            (44,980)
------------------- ------------------
          740,021           1,373,126
------------------- ------------------

        1,212,464           1,532,291
        1,532,291                ----
------------------- ------------------
 $      2,744,755    $      1,532,291
=================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VL
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005

1.  ORGANIZATION

    Ameritas Variable Separate Account VL (the Account) was established on May 17, 2002, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC) (an indirect wholly owned subsidiary of UNIFI Mutual Holding Company). The assets of the Account are segregated from AVLIC's other assets and are used only to support certain AVLIC variable life products.

    Management believes these financial statements should be read in conjunction with the policyowner statements and policy and fund prospectuses.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At December 31, 2006, there are twenty-six subaccounts within the Account.

    Calvert Asset Management Company, Inc.                  The Dreyfus Corporation
      (Advisor) (See Note 3)                                  Dreyfus
       Calvert (Fund)                                           *Stock
       *Balanced (Subaccount)                                     (Commenced October 31, 2002)
        (Commenced October 31, 2002)
       *Small Cap                                           Fidelity Management & Research Company
        (Commenced October 31, 2002)                          Fidelity
       *Mid Cap                                                 *Equity-Income SC2
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *International                                           *High Income SC2
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
                                                                *Contrafund SC2
      Ameritas                                                    (Commenced October 31, 2002)
       *Money Market
        (Commenced May 3, 2005)                             Templeton Investment Counsel, LLC
                                                              Franklin Templeton
    Fred Alger Management, Inc.                                 *Global Asset
      Alger                                                       (Commenced October 31, 2002)
       *Growth                                                  *Foreign Securities
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *MidCap
        (Commenced October 31, 2002)                        Neuberger Berman Management Inc.
       *Small Cap                                             Neuberger Berman
        (Commenced October 31, 2002)                            *Limited Maturity Bond
                                                                  (Commenced October 31, 2002)
    Deutsche Asset Management, Inc.                             *Growth
      Scudder                                                     (Commenced October 31, 2002)
       *Equity 500                                              *Partners
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *Small Cap
        (Commenced October 31, 2002)


                                     FS-18


1.  ORGANIZATION, continued

    Van Eck Associates                                      Oppenheimer Funds, Inc., continued
      Van Eck                                                 Oppenheimer, continued
       *Hard Assets                                             *High Income
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
                                                                 *Strategic Bond

    Oppenheimer Funds, Inc.                                       (Commenced October 31, 2002)
      Oppenheimer
       *Capital Appreciation                                Summit Investment Partners, Inc.
        (Commenced October 31, 2002)                        (See Note 3)
       *Aggressive Growth                                     Summit
        (Commenced October 31, 2002)                            *EAFE Intl.
       *Growth & Income                                           (Commenced May 2, 2005)
        (Commenced October 31, 2002)

2.  ACCOUNTING POLICIES

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

    INVESTMENTS
    The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners' units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

    Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments represent the difference between the proceeds from sales of investments by the subaccounts and the cost of such shares, which is determined on a weighted average cost basis.

    FEDERAL AND STATE TAXES
    The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provisions for federal income taxes, attributed to the operations of the Account or to the policies funded in the Account. Charges for state and local taxes, if any, attributable to the Account may also be made. Currently, AVLIC does not make a charge for income taxes or other taxes.

3.  RELATED PARTIES

    Affiliates of AVLIC provided management, administrative and investment advisory services for the Ameritas, Calvert and Summit subaccounts for a fee. These fees are reflected in the daily value of the underlying portfolio share price. The fee is computed separately for each underlying portfolio on daily average net assets, at an annual rate, as of December 31, 2006 and 2005 as follows:

                                                                      Investment Advisory         Management/
                                                                              Fee            Administrative Fee(1)
                                                                     ----------------------  -----------------------
     Ameritas:
       Money Market                                                          0.00200                 0.00050
     Calvert:
       Balanced                                                              0.00425                 0.00275
       Small Cap                                                             0.00750                 0.00250
       Mid Cap                                                               0.00650                 0.00250
       International                                                         0.00750                 0.00350
     Summit:
       EAFE Intl.                                                            0.00560                 0.00100

    (1) The administrative fee for the Ameritas portfolios is .0005 annually, with a $50,000 minimum annual fee.


4.  PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of investments in the subaccounts for the periods ended December 31, 2006 were as follows:

                                                                         Purchases                   Sales
                                                                   -----------------------   -----------------------
    Calvert:
      Balanced                                                       $           88,919        $          208,735
      Small Cap                                                                  50,102                   127,211
      Mid Cap                                                                    46,670                    48,221
      International                                                             215,512                   204,277

    Ameritas:
      Money Market                                                            1,615,196                 2,334,460

    Alger:
      Growth                                                                    498,869                 1,318,767
      MidCap                                                                  1,042,359                   576,046
      Small Cap                                                                 207,790                   570,217

    Scudder:
      Equity 500                                                              1,047,902                 2,209,576
      Small Cap                                                                 700,320                   484,321

    Dreyfus:
      Stock                                                                      11,932                   203,013

    Fidelity:
      Equity-Income SC2                                                         959,984                   691,964
      High Income SC2                                                            64,219                    43,520
      Contrafund SC2                                                          1,272,551                   372,590


                                     FS-20

4.  PURCHASES AND SALES OF INVESTMENTS, continued
                                                                         Purchases                   Sales
                                                                   -----------------------   -----------------------
    Franklin Templeton:
      Global Asset                                                   $          198,554        $          168,422
      Foreign Securities                                                        323,665                   747,056

    Neuberger Berman:
      Limited Maturity Bond                                                     847,682                 1,136,338
      Growth                                                                    350,242                   662,605
      Partners                                                                1,186,742                   787,864

    Van Eck:
      Hard Assets                                                             1,101,940                   701,346

    Oppenheimer:
      Capital Appreciation                                                      273,406                   505,484
      Aggressive Growth                                                         235,423                   624,593
      Growth & Income                                                           280,382                   918,127
      High Income                                                               129,652                   162,237
      Strategic Bond                                                            408,630                   193,502

    Summit:
      EAFE Intl.                                                              1,081,182                   290,514

5.  UNIT VALUES

    The unit value, units, net assets, investment income ratio (Inv. Income Ratio), expense ratio and total return (certain of which are defined below) are included in the following table (amounts have been rounded).

    Inv. Income Ratio - The Inv. Income Ratio represents the dividend distributions received divided by average daily net assets. This ratio excludes the mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio.

    Expense Ratio - The Expense Ratio represents the annualized contract expenses of the Account for the period indicated and includes only those expenses that are charged through a reduction of the unit value. Included in this category are mortality and expense charges. These fees range from .85 percent to .90 percent (annualized) of net assets. Expenses of the underlying fund portfolios and charges made directly to policyowner accounts through the redemption of units are excluded. For this separate account, charges made through the redemption of units ranged up to $27 per policy monthly, depending on the product and options selected. On all life insurance policies, cost of insurance is charged to each policyowner monthly through the redemption of units. The cost of insurance is determined based upon several variables, including policyowners death benefit amount and account value.

    Total Return - The Total Return represents the change in the unit value reported year-to-date, however, subaccounts which commenced during a year, as shown in Note 1, are based on shorter return periods. These percentages do not include any expenses assessed through the redemption of units. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

    Total returns and expense ratios in this disclosure may not be applicable to all policies.

                                   At December 31                         For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                      Inv.
                          Unit                        Net Assets     Income        Expense            Total
                        Value ($)        Units           ($)        Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ------------------ ------------------
                        Min      Max                                               Min     Max      Min       Max
 Calvert:
 Balanced
 2006                   2.41   19.49         85,190        668,017     2.22       0.85    0.90      7.80      7.86
 2005                   2.24   18.07         93,185        758,465     1.47       0.85    0.90      4.71      4.76
 2004                   2.14   17.25        101,673        926,952     1.74       0.85    0.90      7.29      7.34
 2003                   1.82   16.07         93,244        774,639     2.34       0.85    0.90     18.25     18.31
 2002                   1.54   13.58         39,758        328,805     2.91       0.85    0.90      0.06      0.07

 Small Cap
 2006                  16.06   16.85         23,617        397,788     ----       0.85    0.90     (0.11)    (0.06)
 2005                  16.08   16.86         27,906        470,240     ----       0.85    0.90     (9.98)    (9.93)
 2004                  17.86   18.72         40,492        757,689     ----       0.85    0.90      9.46      9.52
 2003                  15.76   17.09         45,986        785,117     1.59       0.85    0.90     38.33     38.40
 2002                  11.39   12.35         36,412        449,211     1.63       0.85    0.90     (1.59)    (1.58)

 Mid Cap
 2006                  17.59   30.89         31,964       610,495      ----       0.85    0.90      5.92      5.98
 2005                  16.59   29.16         31,720       572,858      ----       0.85    0.90     (0.48)    (0.43)
 2004                  16.67   29.30         29,934       546,156      ----       0.85    0.90      8.35      8.41
 2003                  15.37   23.75         26,707       459,008      ----       0.85    0.90     30.50     30.57
 2002                  11.77   20.72         20,681       247,844      ----       0.85    0.90      0.23      0.24

 International
 2006                  18.70   29.82         71,340     1,399,272      0.58       0.85    0.90     26.39     26.45
 2005                  14.79   23.60         75,281     1,153,906      0.35       0.85    0.90      8.96      9.01
 2004                  13.57   21.66         82,549     1,153,744      0.80       0.85    0.90     16.89     16.95
 2003                  11.60   14.16         91,708     1,093,817      2.59       0.85    0.90     30.51     30.57
 2002                   8.88   14.20         66,088       606,244      ----       0.85    0.90      1.33      1.34

 Ameritas:
 Money Market
 2006                   1.06    1.06      8,440,953     8,932,865      4.67       0.85    0.90      3.87      3.92
 2005                   1.02    1.02      9,475,868     9,650,246      2.29       0.85    0.90      1.18      1.67
 2004                   ----    ----           ----          ----      ----       ----    ----     ----      ----
 2003                   ----    ----           ----          ----      ----       ----    ----     ----      ----
 2002                   ----    ----           ----          ----      ----       ----    ----     ----      ----


                                     FS-22

5.  UNIT VALUES, continued
                                   At December 31                         For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                      Inv.
                          Unit                        Net Assets     Income        Expense            Total
                        Value ($)        Units           ($)        Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ------------------ ------------------
                        Min      Max                                               Min     Max      Min       Max
 Alger:
 Growth
 2006                  22.36   44.30        333,421     7,690,643      0.12       0.85    0.90      4.21      4.26
 2005                  21.44   42.51        366,937     8,125,996      0.23       0.85    0.90     11.04     11.09
 2004                  19.30   38.29        414,185     8,233,616      ----       0.85    0.90      4.55      4.60
 2003                  18.45   36.62        418,219     7,916,463      ----       0.85    0.90     33.95     34.02
 2002                  13.77   31.49        292,548     4,110,777      ----       0.85    0.90     (3.18)    (3.17)

 MidCap
 2006                  23.95   30.20        161,821     4,996,914      ----       0.85    0.90      9.16      9.21
 2005                  21.94   27.65        167,193     4,716,026      ----       0.85    0.90      8.85      8.90
 2004                  25.39   36.97        185,137     4,786,581      ----       0.85    0.90     12.03     12.09
 2003                  22.65   33.00        188,320     4,347,310      ----       0.85    0.90     46.47     46.55
 2002                  15.46   22.53        117,978     1,842,439      ----       0.85    0.90     (2.65)    (2.64)

 Small Cap
 2006                  15.82   26.91        172,805     2,885,549      ----       0.85    0.90     18.95     19.01
 2005                  13.29   22.62        196,937     2,718,974      ----       0.85    0.90     15.84     15.90
 2004                  11.47   19.53        228,270     2,699,046      ----       0.85    0.90     15.53     15.58
 2003                   9.92   16.90        245,955     2,512,355      ----       0.85    0.90     41.07     41.14
 2002                   7.03   20.28        138,638       991,207      ----       0.85    0.90      0.51      0.52

 Scudder:
 Equity 500

 2006                  15.21   15.22      1,048,123    15,952,134      1.17       0.85    0.90     14.49     14.55
 2005                  13.29   13.29      1,133,549    15,061,789      1.52       0.85    0.90      3.74      3.79
 2004                  12.80   12.81      1,142,454    14,625,539      1.10       0.85    0.90      9.60      9.66
 2003                  11.68   11.68      1,179,669    13,772,501      1.24       0.85    0.90     27.01     27.08
 2002                   9.18    9.20        799,892     7,349,337      1.11       0.85    0.90     (0.51)    (0.50)

 Small Cap
 2006                  18.06   18.08        166,794     3,011,757      0.64       0.85    0.90     16.44     16.50
 2005                  15.50   15.53        160,248     2,483,832      0.62       0.85    0.90      3.33      3.38
 2004                  14.99   15.03        138,597     2,077,988      0.43       0.85    0.90     16.70     16.76
 2003                  12.84   12.88        132,033     1,695,484      0.99       0.85    0.90     45.12     45.19
 2002                   8.83    8.87         86,826       767,963      0.76       0.85    0.90      2.76      2.77

 Dreyfus:
 Stock
 2006                  24.94   38.54         38,221       959,653      1.63       0.85    0.90     14.47     14.53
 2005                  21.77   33.67         46,865     1,027,427      1.60       0.85    0.90      3.76      3.81
 2004                  20.97   32.45         53,985     1,139,154      1.71       0.85    0.90      9.65      9.70
 2003                  19.12   29.59         72,911     1,400,739      1.47       0.85    0.90     27.22     27.28
 2002                  15.02   23.26         68,813     1,036,643      0.38       0.85    0.90     (0.55)    (0.54)


                                     FS-23

5.  UNIT VALUES, continued
                                   At December 31                         For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                      Inv.
                          Unit                        Net Assets     Income        Expense            Total
                        Value ($)        Units           ($)        Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ------------------ ------------------
                        Min      Max                                               Min     Max      Min       Max
 Fidelity:
 Equity-Income SC2
 2006                  34.53   34.54        127,652     4,406,453      2.95       0.85    0.90     18.86     18.92
 2005                  29.04   29.06        137,820     4,000,910      1.46       0.85    0.90      4.63      4.68
 2004                  27.74   27.77        150,687     4,179,077      1.37       0.85    0.90     10.24     10.29
 2003                  25.15   25.20        135,829     3,415,803      1.27       0.85    0.90     28.87     28.93
 2002                  19.48   19.55         90,138     1,758,236      ----       0.85    0.90      1.83      1.84

 High Income SC2
 2006                  11.01   11.04         16,527       182,064      8.33       0.85    0.90     10.04     10.09
 2005                  10.00   10.03         15,743       157,534     12.96       0.85    0.90      1.40      1.45
 2004                   9.86    9.89         13,221       130,421      6.81       0.85    0.90      8.40      8.46
 2003                   9.09    9.13         11,028       100,317      3.34       0.85    0.90     25.62     25.68
 2002                   7.23    7.26          3,362        24,335      ----       0.85    0.90      5.80      5.81

 Contrafund SC2
 2006                  33.90   33.92        113,863     3,862,044      1.01       0.85    0.90     10.44     10.49
 2005                  30.70   30.70         95,384     2,928,199      0.11       0.85    0.90     15.61     15.67
 2004                  25.87   26.54         70,930     1,882,366      0.19       0.85    0.90     14.13     14.18
 2003                  22.67   23.24         50,987     1,184,623      0.19       0.85    0.90     27.05     27.11
 2002                  17.84   18.31         24,029       438,854      ----       0.85    0.90     (1.25)    (1.24)

 Franklin Templeton:
 Global Asset
 2006                  26.73   29.81         20,601       606,007      6.62       0.85    0.90     20.03     20.09
 2005                  22.27   24.83         21,719       535,475      3.46       0.85    0.90      2.63      2.68
 2004                  21.81   24.18         16,891       404,130      2.50       0.85    0.90     14.68     14.74
 2003                  19.02   21.07         10,819       225,894      2.86       0.85    0.90     30.78     30.84
 2002                  14.54   16.10          1,709        27,035      ----       0.85    0.90      2.61      2.62

 Foreign Securities
 2006                  19.08   25.31        179,918     4,549,204      1.23       0.85    0.90     20.36     20.42
 2005                  15.85   21.02        199,196     4,182,765      1.20       0.85    0.90      9.19      9.24
 2004                  14.52   19.24        195,724     3,759,400      1.04       0.85    0.90     17.47     17.53
 2003                  12.36   16.37        176,614     2,886,165      1.75       0.85    0.90     31.03     31.10
 2002                   9.43   12.49        132,305     1,649,187      ----       0.85    0.90      0.28      0.28

 Neuberger Berman:
 Limited Maturity Bond
 2006                  14.86   15.61        431,216     6,487,569      3.10       0.85    0.90      3.27      3.32
 2005                  14.38   15.11        460,360     6,708,904      2.84       0.85    0.90      0.54      0.59
 2004                  14.30   15.03        439,874     6,370,110      3.60       0.85    0.90     (0.12)    (0.07)
 2003                  14.31   15.05        410,031     5,939,926      5.02       0.85    0.90      1.51      1.56
 2002                  14.09   15.74        297,939     4,236,833      ----       0.85    0.90      0.90      0.90


                                     FS-24

5.  UNIT VALUES, continued
                                   At December 31                         For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                      Inv.
                          Unit                        Net Assets     Income        Expense            Total
                        Value ($)        Units           ($)        Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ------------------ ------------------
                        Min      Max                                               Min     Max      Min       Max
 Neuberger Berman, continued:
 Growth
 2006                  15.08   18.81        218,729     4,202,099      ----       0.85    0.90     13.05     13.11
 2005                  13.34   16.63        232,275     3,965,257      ----       0.85    0.90     12.49     12.54
 2004                  11.86   14.78        244,324     3,687,894      ----       0.85    0.90     15.56     15.62
 2003                  10.27   12.78        241,953     3,121,059      ----       0.85    0.90     30.23     30.29
 2002                   7.88   15.33        178,689     1,772,016      ----       0.85    0.90     (3.44)    (3.43)

 Partners
 2006                  23.98   23.99        240,731     5,771,954      0.75       0.85    0.90     11.24     11.30
 2005                  21.55   21.57        250,219     5,390,796      1.02       0.85    0.90     16.99     17.05
 2004                  18.41   18.44        221,970     4,085,725      0.01       0.85    0.90     17.91     17.97
 2003                  15.61   15.63        213,932     3,338,248      ----       0.85    0.90     33.88     33.95
 2002                  11.64   11.68        157,646     1,836,533      ----       0.85    0.90      0.91      0.92

 Van Eck:
 Hard Assets
 2006                  29.48   33.75        129,486     3,846,040      0.06       0.85    0.90     23.38     23.44
 2005                  23.88   27.35        120,443     2,903,956      0.34       0.85    0.90     50.32     50.40
 2004                  15.88   18.20        139,901     2,241,605      0.38       0.85    0.90     22.87     22.93
 2003                  12.92   14.81        145,409     1,894,852      0.36       0.85    0.90     43.78     43.85
 2002                   8.98   10.32        117,789     1,066,207      ----       0.85    0.90      8.95      8.96

 Oppenheimer:
 Capital Appreciation
 2006                  20.18   47.34        167,411     3,611,870      0.38       0.85    0.90      6.99      7.04
 2005                  18.86   44.25        181,053     3,581,982      0.93       0.85    0.90      4.16      4.21
 2004                  18.09   42.48        219,849     4,136,430      0.31       0.85    0.90      5.98      6.03
 2003                  17.06   37.87        222,660     3,957,271      0.28       0.85    0.90     29.77     29.84
 2002                  13.14   30.89        143,674     1,927,017      ----       0.85    0.90     (1.30)    (1.29)

 Aggressive Growth
 2006                  18.57   59.12        206,234     3,981,993      ----       0.85    0.90      2.04      2.09
 2005                  18.19   57.93        223,031     4,246,211      ----       0.85    0.90     11.33     11.38
 2004                  16.33   50.89        239,861     4,102,340      ----       0.85    0.90     18.70     18.76
 2003                  13.75   42.87        246,187     3,555,128      ----       0.85    0.90     24.47     24.53
 2002                  11.04   35.22        160,072     1,825,948      ----       0.85    0.90     (2.58)    (2.57)

 Growth & Income
 2006                  17.25   24.79        308,596     5,468,414      1.14       0.85    0.90     14.00     14.06
 2005                  15.12   21.74        347,708     5,410,606      1.36       0.85    0.90      5.03      5.08
 2004                  14.39   20.70        365,944     5,412,521      0.84       0.85    0.90      8.48      8.53
 2003                  13.26   19.08        372,564     5,060,948      0.75       0.85    0.90     25.59     25.65
 2002                  10.55   15.96        267,854     2,890,299      ----       0.85    0.90     (1.56)    (1.56)


                                     FS-25



5.  UNIT VALUES, continued
                                   At December 31                         For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                      Inv.
                          Unit                        Net Assets     Income        Expense            Total
                        Value ($)        Units           ($)        Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ------------------ ------------------
                        Min      Max                                               Min     Max      Min       Max
 Oppenheimer, continued:
 High Income
 2006                  14.58   15.78         58,820       920,220      7.57       0.85    0.90      8.45      8.50
 2005                  13.44   14.55         65,103       940,069      6.42       0.85    0.90      1.40      1.45
 2004                  13.26   14.34         68,550       973,050      5.93       0.85    0.90      7.99      8.40
 2003                  11.11   13.27         71,070       933,364      5.16       0.85    0.90     22.85     22.91
 2002                   9.04   10.80         43,844       471,458      ----       0.85    0.90      5.17      5.18

 Strategic Bond
 2006                   6.72   17.48        141,360     1,979,121      4.13       0.85    0.90      6.53      6.58
 2005                   6.31   16.40        123,518     1,706,197      4.48       0.85    0.90      1.75      1.80
 2004                   6.20   16.11        116,543     1,579,611      4.74       0.85    0.90      7.70      7.75
 2003                   5.76   14.95        103,497     1,248,287      4.68       0.85    0.90     17.02     17.08
 2002                   4.92   12.77         69,088       749,146      ----       0.85    0.90      4.42      4.43

 Summit:
 EAFE Intl.
 2006                 101.32  101.40         27,069     2,744,755      1.42       0.85    0.90     24.44     24.50
 2005                  81.42   81.45         18,814     1,532,291      ----       0.85    0.90     14.60     15.05
 2004                   ----    ----           ----          ----      ----       ----    ----     ----      ----
 2003                   ----    ----           ----          ----      ----       ----    ----     ----      ----
 2002                   ----    ----           ----          ----      ----       ----    ----     ----      ----

6.  CHANGES IN UNITS OUTSTANDING
    The changes in units outstanding for the periods ended December 31 were as follows:

                                                    2006                      2005
                                             --------------------      --------------------
Calvert:
Balanced
Units issued                                             39,330                    53,928
Units redeemed                                          (47,325)                  (62,416)
                                             --------------------      --------------------
Net increase(decrease)                                   (7,995)                   (8,488)
                                             ====================      ====================

Small Cap
Units issued                                             26,132                    35,506
Units redeemed                                          (30,421)                  (48,092)
                                             --------------------      --------------------
Net increase(decrease)                                   (4,289)                  (12,586)
                                             ====================      ====================

Mid Cap
Units issued                                             28,158                    26,431
Units redeemed                                          (27,914)                  (24,645)
                                             --------------------      --------------------
Net increase(decrease)                                      244                     1,786
                                             ====================      ====================


                                     FS-26


6.  CHANGES IN UNITS OUTSTANDING, continued

                                                    2006                      2005
                                             --------------------      --------------------
Calvert, continued:
International
Units issued                                            128,996                   147,659
Units redeemed                                         (132,937)                 (154,927)
                                             --------------------      --------------------
Net increase(decrease)                                   (3,941)                   (7,268)
                                             ====================      ====================

Ameritas:
Money Market
Units issued                                         22,558,726                21,872,690
Units redeemed                                      (23,593,641)              (12,396,822)
                                             --------------------      --------------------
Net increase(decrease)                               (1,034,915)                9,475,868
                                             ====================      ====================

Alger:
Growth
Units issued                                            846,666                 1,034,979
Units redeemed                                         (880,182)               (1,082,227)
                                             --------------------      --------------------
Net increase(decrease)                                  (33,516)                  (47,248)
                                             ====================      ====================

MidCap
Units issued                                            195,757                   196,318
Units redeemed                                         (201,129)                 (214,262)
                                             --------------------      --------------------
Net increase(decrease)                                   (5,372)                  (17,944)
                                             ====================      ====================

Small Cap
Units issued                                            281,522                   319,331
Units redeemed                                         (305,654)                 (350,664)
                                             --------------------      --------------------
Net increase(decrease)                                  (24,132)                  (31,333)
                                             ====================      ====================

Scudder:
Equity 500
Units issued                                          2,535,528                 3,005,687
Units redeemed                                       (2,620,954)               (3,014,592)
                                             --------------------      --------------------
Net increase(decrease)                                  (85,426)                   (8,905)
                                             ====================      ====================

Small Cap
Units issued                                            418,868                   450,651
Units redeemed                                         (412,322)                 (429,000)
                                             --------------------      --------------------
Net increase(decrease)                                    6,546                    21,651
                                             ====================      ====================

Dreyfus:
Stock
Units issued                                                 20                       149
Units redeemed                                           (8,664)                   (7,269)
                                             --------------------      --------------------
Net increase(decrease)                                   (8,644)                   (7,120)
                                             ====================      ====================


                                     FS-27


6.  CHANGES IN UNITS OUTSTANDING, continued

                                                    2006                      2005
                                             --------------------      --------------------
Fidelity:
Equity-Income SC2
Units issued                                            359,227                   425,033
Units redeemed                                         (369,395)                 (437,900)
                                             --------------------      --------------------
Net increase(decrease)                                  (10,168)                  (12,867)
                                             ====================      ====================

High Income SC2
Units issued                                             12,873                    20,307
Units redeemed                                          (12,089)                  (17,785)
                                             --------------------      --------------------
Net increase(decrease)                                      784                     2,522
                                             ====================      ====================

Contrafund SC2
Units issued                                            150,888                    94,488
Units redeemed                                         (132,409)                  (70,034)
                                             --------------------      --------------------
Net increase(decrease)                                   18,479                    24,454
                                             ====================      ====================

Franklin Templeton:
Global Asset
Units issued                                             35,335                    24,343
Units redeemed                                          (36,453)                  (19,515)
                                             --------------------      --------------------
Net increase(decrease)                                   (1,118)                    4,828
                                             ====================      ====================

Foreign Securities
Units issued                                            454,968                   584,230
Units redeemed                                         (474,246)                 (580,758)
                                             --------------------      --------------------
Net increase(decrease)                                  (19,278)                    3,472
                                             ====================      ====================

Neuberger Berman:
Limited Maturity Bond
Units issued                                          1,705,207                 2,085,783
Units redeemed                                       (1,734,351)               (2,065,297)
                                             --------------------      --------------------
Net increase(decrease)                                  (29,144)                   20,486
                                             ====================      ====================

Growth
Units issued                                            732,521                   988,806
Units redeemed                                         (746,067)               (1,000,855)
                                             --------------------      --------------------
Net increase(decrease)                                  (13,546)                  (12,049)
                                             ====================      ====================

Partners
Units issued                                            840,008                 1,046,542
Units redeemed                                         (849,496)               (1,018,293)
                                             --------------------      --------------------
Net increase(decrease)                                   (9,488)                   28,249
                                             ====================      ====================



                                     FS-28

6.  CHANGES IN UNITS OUTSTANDING, continued

                                                    2006                      2005
                                             --------------------      --------------------
Van Eck:
Hard Assets
Units issued                                            358,197                   514,493
Units redeemed                                         (349,154)                 (533,951)
                                             --------------------      --------------------
Net increase(decrease)                                    9,043                   (19,458)
                                             ====================      ====================

Oppenheimer:
Capital Appreciation
Units issued                                            306,192                   324,661
Units redeemed                                         (319,834)                 (363,457)
                                             --------------------      --------------------
Net increase(decrease)                                  (13,642)                  (38,796)
                                             ====================      ====================

Aggressive Growth
Units issued                                            358,372                   409,828
Units redeemed                                         (375,169)                 (426,658)
                                             --------------------      --------------------
Net increase(decrease)                                  (16,797)                  (16,830)
                                             ====================      ====================
Growth & Income
Units issued                                            966,542                 1,255,943
Units redeemed                                       (1,005,654)               (1,274,179)
                                             --------------------      --------------------
Net increase(decrease)                                  (39,112)                  (18,236)
                                             ====================      ====================

High Income
Units issued                                            112,047                   120,390
Units redeemed                                         (118,330)                 (123,837)
                                             --------------------      --------------------
Net increase(decrease)                                   (6,283)                   (3,447)
                                             ====================      ====================

Strategic Bond
Units issued                                            441,695                   413,700
Units redeemed                                         (423,853)                 (406,725)
                                             --------------------      --------------------
Net increase(decrease)                                   17,842                     6,975
                                             ====================      ====================

Summit:
EAFE Intl.
Units issued                                             74,064                    49,688
Units redeemed                                          (65,809)                  (30,874)
                                             --------------------      --------------------
Net increase(decrease)                                    8,255                    18,814
                                             ====================      ====================

7.  SUBSEQUENT EVENTS

    In November 2006, AVLIC's board of directors approved a plan of merger with its parent, ALIC, pending various regulatory approvals, with an effective date of May 1, 2007. AVLIC has received approval of the merger from the Insurance Department of the State of Nebraska. The surviving company will be Ameritas Life Insurance Corp. As a result of this merger, the Account will be transferred, intact, to ALIC, effective May 1, 2007.

                          AMERITAS LIFE INSURANCE CORP.

                    STATUTORY FINANCIAL STATEMENTS AS OF AND
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005,
                 SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2006
                        AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Life Insurance Corp.
Lincoln, Nebraska

We have audited the accompanying statutory statements of admitted assets, liabilities and surplus of Ameritas Life Insurance Corp. (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are described in Note 19.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 6, 2007

                                           AMERITAS LIFE INSURANCE CORP.
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                              LIABILITIES AND SURPLUS
                                                  (in thousands)

                                                                                           December 31
                                                                              --------------------------------------
                               ADMITTED ASSETS                                      2006                2005
                                                                              ------------------ -------------------
    Bonds                                                                      $     1,222,225    $     1,167,300
    Preferred stocks   - unaffiliated                                                    7,948              5,690
                       - affiliated                                                     20,000             22,500
    Common stocks      - unaffiliated                                                  203,847            178,043
                       - affiliated                                                    190,932            168,528
    Mortgage loans                                                                     329,434            317,531
    Real estate  - properties occupied by the company                                   28,500             29,444
                 - properties held for the production of income                         37,910             38,479
                 - properties held for sale                                             10,229                  -
    Cash and cash equivalents                                                           10,603             20,579
    Short-term investments    - unaffiliated                                            17,601             11,170
                              - affiliated                                                   -              8,600
    Loans on insurance contracts                                                        57,737             60,082
    Partnerships and limited liability companies - real estate                          18,231             28,988
    Partnerships  - joint ventures                                                      63,367             55,542
    Other investments                                                                      962                752
    Receivable for securities                                                            4,593                  -
                                                                              ------------------ -------------------

                  Total Cash and Invested Assets                                     2,224,119          2,113,228
                                                                              ------------------ -------------------

    Accrued investment income                                                           19,361             18,246
    Deferred and uncollected premiums                                                   22,883             27,507
    Current federal income taxes receivable - affiliates                                     -              5,858
    Deferred tax asset                                                                  11,431             11,171
    Accounts receivable - affiliates                                                     9,062              7,292
    Data processing and other admitted assets                                            6,659              5,872
    Separate accounts                                                                1,273,171            886,986
                                                                              ------------------ -------------------

                      Total Admitted Assets                                    $     3,566,686    $     3,076,160
                                                                              ================== ===================



The accompanying notes are an integral part of these statutory financial statements.

                                       2

                                           AMERITAS LIFE INSURANCE CORP.
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                             LIABILITIES AND SURPLUS
                                         (in thousands, except share data)

                                                                                           December 31
                                                                              --------------------------------------
                           LIABILITIES AND SURPLUS                                  2006                2005
                                                                              ------------------ -------------------

Policy reserves                                                                $       746,988    $       763,506
Deposit-type funds                                                                     516,048            497,207
Reserves for unpaid claims                                                              34,374             32,264
Dividends payable to policyowners                                                       10,260             10,479
Interest maintenance reserve                                                             2,482              2,736
Current federal income taxes payable - affiliates                                        2,417                  -
Asset valuation reserve                                                                 60,281             68,064
Accounts payable - affiliates                                                              236                 49
Borrowed money - affiliates (Note 5)                                                    27,466                  -
Payable for securities                                                                     385                  -
Other liabilities                                                                       78,342             57,238
Separate accounts                                                                    1,273,171            886,986
                                                                              ------------------ -------------------

                  Total Liabilities                                                  2,752,450          2,318,529
                                                                              ------------------ -------------------

Common stock, par value $0.10 per share; 25,000,000 shares authorized, issued
  and outstanding                                                                        2,500              2,500
Additional paid-in capital                                                               5,000              5,000
Unassigned surplus                                                                     806,736            750,131
                                                                              ------------------ -------------------

                  Total Surplus                                                        814,236            757,631
                                                                              ------------------ -------------------
                      Total Liabilities and Surplus                            $     3,566,686    $     3,076,160
                                                                              ================== ===================





The accompanying notes are an integral part of these statutory financial statements.


                                       3

                                           AMERITAS LIFE INSURANCE CORP.
                                        STATUTORY STATEMENTS OF OPERATIONS
                                                  (in thousands)

                                                                                     Years Ended December 31
                                                                              --------------------------------------
                                                                                    2006                2005
                                                                              ------------------ -------------------
INCOME
Premium income                                                                 $       733,871    $       521,276
Net investment income                                                                  113,004            116,812
Miscellaneous income                                                                    20,382             30,605
                                                                              ------------------ -------------------
                  Total income                                                         867,257            668,693
                                                                              ------------------ -------------------


EXPENSES
Benefits to policyowners                                                               445,255            397,303
Change in policy reserves                                                              202,572             31,535
Commissions                                                                             47,959             49,318
General insurance expenses                                                              94,252            112,494
Taxes, licenses and fees                                                                12,873             12,187
                                                                              ------------------ -------------------
                  Total expenses                                                       802,911            602,837
                                                                              ------------------ -------------------

Income before dividends, federal income taxes, and
   realized capital gains                                                               64,346             65,856

Dividends appropriated for policyowners                                                 10,202             10,479
                                                                              ------------------ -------------------
Income before federal income taxes and
   realized capital gains                                                               54,144             55,377

Federal income tax expense                                                              18,107             15,505
                                                                              ------------------ -------------------
Income from operations before realized capital gains                                    36,037             39,872

Realized capital gains on investments, net of tax expense of
   $12,626 and $6,077 and transfers to(from) the interest maintenance
   reserve of ($71) and $1,300 in 2006 and 2005, respectively                           18,177             12,818
                                                                              ------------------ -------------------

Net income                                                                     $        54,214    $        52,690
                                                                              ================== ===================



The accompanying notes are an integral part of these statutory financial statements.

                          AMERITAS LIFE INSURANCE CORP.
                   STATUTORY STATEMENTS OF CHANGES IN SURPLUS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
                                 (in thousands)

                                                                                               Additional
                                                                            Common Stock        Paid-in   Unassigned      Total
                                                                        Shares       Amount     Capital     Surplus      Surplus
                                                                     ------------- ----------- ---------- ----------- -------------
BALANCE, January 1, 2005                                                   25,000  $    2,500  $   5,000  $  696,276  $   703,776

     Net income                                                                 -           -          -      52,690       52,690
     Change in net unrealized gains on investments,                             -           -          -      24,696       24,696
       net of taxes
     Change in net deferred income taxes                                        -           -          -      (1,437)      (1,437)
     Change in non-admitted assets                                              -           -          -      (4,491)      (4,491)
     Cumulative effect of change in accounting principle (Note 1)               -           -          -        (831)        (831)
     Change in asset valuation reserve                                          -           -          -     (16,772)     (16,772)
                                                                     ------------- ----------- ---------- ----------- -------------

BALANCE, December 31, 2005                                                 25,000  $    2,500  $   5,000  $  750,131  $   757,631

     Net income                                                                 -           -          -      54,214       54,214
     Change in net unrealized gains on investments, net of taxes                -           -          -      (7,529)      (7,529)
     Change in net deferred income taxes                                        -           -          -       2,868        2,868
     Change in non-admitted assets                                              -           -          -          58           58
     Cumulative effect of change in accounting principle (Note 1)               -           -          -        (676)        (676)
     Change in asset valuation reserve                                          -           -          -       7,670        7,670
                                                                     ------------- ----------- ---------- ----------- -------------

BALANCE, December 31, 2006                                                 25,000  $    2,500  $   5,000  $  806,736  $   814,236
                                                                     ============= =========== ========== =========== =============


The accompanying notes are an integral part of these statutory financial statements.

                                           AMERITAS LIFE INSURANCE CORP.
                                        STATUTORY STATEMENTS OF CASH FLOWS
                                                   (in thousands)

                                                                                     Years Ended December 31
                                                                              --------------------------------------
 OPERATING ACTIVITIES                                                               2006                2005
                                                                              ------------------ -------------------
 Premium collected net of reinsurance                                          $       734,992    $       518,067
 Net investment income received                                                        114,230            120,507
 Miscellaneous income                                                                   32,321             40,662
 Benefits paid to policyowners                                                        (418,690)          (370,721)
 Net transfers to separate accounts                                                   (258,199)           (81,723)
 Commissions, expenses and taxes paid                                                 (164,039)          (186,839)
 Dividends paid to policyowners                                                        (10,393)           (10,532)
 Federal income taxes paid                                                             (22,523)           (25,892)
                                                                              ------------------ -------------------
      Net cash from operating activities                                                 7,699              3,529
                                                                              ------------------ -------------------

 INVESTING ACTIVITIES
 Proceeds from investments sold, matured or repaid                                     383,096            363,461
 Cost of investments acquired                                                         (441,589)          (428,794)
 Net change in loans on insurance contracts                                              2,695             (2,445)
                                                                              ------------------ -------------------
      Net cash from investing activities                                               (55,798)           (67,778)
                                                                              ------------------ -------------------

 FINANCING AND MISCELLANEOUS ACTIVITIES
 Payments on borrowed funds                                                             (2,485)                 -
 Change in deposit-type funds without life contingencies                                39,199             55,450
 Other miscellaneous, net                                                                 (760)             2,067
                                                                              ------------------ -------------------
      Net cash from financing and miscellaneous activities                              35,954             57,517
                                                                              ------------------ -------------------

 NET DECREASE IN CASH AND CASH
   EQUIVALENTS AND SHORT-TERM INVESTMENTS                                              (12,145)            (6,732)

 CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - BEGINNING OF YEAR               40,349             47,081
                                                                              ------------------ -------------------

 CASH AND CASH EQUIVALENTS AND SHORT- TERM INVESTMENTS - END OF YEAR           $        28,204    $        40,349
                                                                              ================== ===================

Non-cash transactions:
  Deferred gain on sale of other invested assets                               $             -    $         2,067
  Proceeds on real estate partnerships dissolved and converted                 $             -    $         5,793
  Acquisition cost on partnerships converted to direct real estate             $             -    $         5,796
  Note payable to affiliate on subsidiary stock redemption (Note 1)            $        29,825    $             -
  Mortgage loan foreclosed and transferred to real estate                      $           595    $             -
  Mortgage loan from a real estate partnership basis adjustment
    due to refinance                                                           $         4,400    $             -
  Common stock adjustments on dissolution of affiliate                         $        45,987    $             -



 The accompanying notes are an integral part of these statutory financial statements.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)

1.  Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Ameritas Life Insurance Corp. (the Company), a stock life insurance company domiciled in the state of Nebraska, is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

Effective January 1, 2006, Ameritas Acacia Mutual Holding Company (AAMHC) and Union Central Mutual Holding Company (UCMHC) merged to form UNIFI in a business combination accounted for as a pooling of interests. In a concurrent event, The Union Central Life Insurance Company (UCL) was converted from an Ohio mutual life insurance company to an Ohio stock life insurance company, wholly owned by the newly formed UCMHC. Also in a concurrent event, the capital stock of Union Central was contributed to UNIFI's wholly-owned holding company, AHC. AHC owns three stock life insurance companies, the Company, Acacia Life Insurance Company (Acacia Life) and UCL.

UNIFI is a mutual insurance holding company. Owners of designated policies issued by the Company have a membership interest in UNIFI, while contractual rights remain with the Company.

The Company owns 100% of First Ameritas Life Insurance Corp. of New York (FALIC), a New York domiciled life insurance subsidiary, Ameritas Variable Life Insurance Company (AVLIC), a Nebraska domiciled life insurance subsidiary, Ameritas Investment Advisors, Inc., an advisor providing investment management services; and Pathmark Administrators Inc., a third-party administrator. Ameritas owns 80% of Ameritas Investment Corp. (AIC), a broker dealer, and the remaining 20% ownership is with Centralife Annuities Services, Inc., a wholly owned subsidiary of AmerUs Life Insurance Company (AmerUs).

Effective September 1, 2006, AMAL Corporation (AMAL) repurchased its outstanding shares of stock from Acacia Life and Acacia Financial Corporation (AFCO) and issued two notes payable. On this date, AMAL became a wholly owned subsidiary of the Company. Effective September 30, 2006 AMAL was dissolved into its parent, the Company. Prior to September 1, 2006, the Company owned 85.77% of AMAL, which wholly owned AVLIC, The Advisors Group, Inc. (TAG), a former broker dealer (dissolved as of December 29, 2006), and a 66.41% interest in Ameritas Investment Corp. (AIC), a broker dealer. Prior to September 26, 2005, the Company owned 52.41% of AMAL.

Acacia Life is an insurance company domiciled in the District of Columbia. Acacia Life is a 100% owner of AFCO, which is a holding company comprised of several financial service companies. Principal subsidiaries of AFCO include:
Calvert Group Ltd. (Calvert), a provider of investment advisory, management and administrative services to The Calvert Group of mutual funds; Acacia Federal Savings Bank (AFSB), a federally chartered savings bank; and Acacia Realty Corporation, owner of real estate properties.

UCL is an insurance company domiciled in the state of Ohio. UCL's wholly owned subsidiaries include Summit Investment Partners, Inc., an investment advisor; Carillon Investments, Inc., (prior to June 30, 2006) a broker-dealer (now merged with AIC); PRBA, Inc., the holding company of a pension administration company; Summit Investment Partners, LLC, an investment advisor and Union Central Mortgage Funding, Inc, a mortgage banking business.

The Company's insurance operations consist of life and health insurance, annuity, group pension, and retirement contracts. The Company and its subsidiaries operate in all 50 states and the District of Columbia.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1.   Nature of Operations and Summary of Significant Accounting Policies
(continued)

Basis of Presentation
The Company's statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska.

Accounting practices and procedures of the National Association of Insurance Commissioners ("NAIC") as prescribed or permitted by the Insurance Department of the State of Nebraska comprise a comprehensive basis of accounting ("NAIC SAP") other than accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences are as follows:

     (a) Investments in bonds are generally carried at amortized cost, while under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities;

     (b) Investments in common stocks are valued as prescribed by the Securities Valuation Office ("SVO") of the NAIC, while under GAAP, common stocks are reported at fair value;

     (c) Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above. Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value. Under GAAP, preferred stocks are carried at amortized cost or fair value depending upon the characteristics of the security.

     (d) Subsidiaries are included as common stock carried under the equity method, with the equity in net income of subsidiaries credited directly to the Company's unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement;

     (e) Investments in limited partnerships, limited liability companies and joint venture investments are accounted for on the GAAP equity method, while under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control;

     (f) Acquisition costs, such as commissions and other costs related to acquiring new business, are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits;

     (g) NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as "admitted assets"; and a federal income tax provision is required on a current basis for the statutory statements of operations;

     (h) Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals;

     (i) Asset valuation reserves ("AVR") and interest maintenance reserves ("IMR") are established only in the statutory financial statements;

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (j) Assets are reported under NAIC SAP at "admitted-asset" value and "non-admitted" assets are excluded through a charge against unassigned surplus, while under GAAP, "non-admitted assets" are reinstated to the balance sheet, net of any valuation allowance;

     (k) Premium receipts and benefits on universal life-type contracts are recorded as income and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyowner account balance. Additionally, premium receipts on universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities while benefits are recognized as expenses in excess of the policyowner account balance;

     (l) Reinsurance recoverables on unpaid losses are reported as a reduction of policy reserves, while under GAAP, they are reported as an asset; and

     (m) Comprehensive income and its components are not presented in the statutory financial statements.

Use of Estimates
The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates susceptible to significant change include reserves and income taxes.

Cash Equivalents
The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents.

Investments
Investments are reported according to valuation procedures prescribed by the NAIC. Bonds not backed by other loans are generally stated at amortized cost using the interest method, except for those with an NAIC designation of 6, which are stated at the lower of amortized cost or fair value.

Mortgage and asset backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Premiums and discounts on mortgage and asset backed bonds and structured securities are amortized using the retrospective method based on anticipated prepayments at the date of purchase. Prepayment assumptions are obtained from broker dealer survey values or internal estimates. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

Preferred stocks are stated at cost as the NAIC designation is RP3 and P3 or above.

Common stocks are generally carried at NAIC fair value. The change in the stated value is generally recorded as a change in net unrealized losses on investments, a component of unassigned surplus.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Investments, (continued)
The Company carries subsidiaries as follows: FALIC and AVLIC at audited statutory equity, Pathmark and AIC at audited GAAP equity, AMAL at audited GAAP equity with statutory adjustments (2005 only), and AIA as non-admitted unaudited GAAP equity.

Mortgage loans are stated at aggregate carrying value less accrued interest. The Company records a reserve for losses on mortgage loans as part of the asset valuation reserve.

Investments in real estate are stated at the lower of depreciated cost or fair value less encumbrances. The intent to sell a property exists when management has committed to a plan to dispose of the property by sale to an outside party.

Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are carried at the unpaid principal balances. If the unpaid balance of the loan exceeds the policy reserves, the excess is considered a non-admitted asset.

Investments in real estate partnerships, limited liability companies and joint ventures are carried based on the underlying GAAP equity of the investee with unrealized gains and losses reflected in unassigned surplus. Other than temporary impairments of $670 and $276 were recorded as realized losses during 2006 and 2005, respectively.

Other investments are primarily low-income housing tax credits carried under the amortized cost method in 2006. In 2005, prior to the change in accounting principle, these other investments were carried under the equity method.

Derivative instruments are stated at fair value. The Company has issued covered call options outstanding with a fair value of $24 at December 31, 2006 and 2005. The purpose of these options is for income generation and not as a hedging activity.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted. All other investment income due and accrued with amounts over 90 days past due is non-admitted. No amount was excluded from unassigned surplus at December 31, 2006 and 2005.

Property
Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Buildings are generally depreciated over forty years. Furniture and fixtures are generally depreciated over three to ten years. Depreciation expense was $3,758 and $3,648 for the years ended December 31, 2006 and 2005 respectively.

Maintenance and repairs are charged to expense as incurred.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

EDP Equipment and Software
Electronic data processing ("EDP") equipment and operating and nonoperating software are carried at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the lesser of the estimated useful life of the related asset or three years for EDP equipment and operating system software. Depreciation expense for nonoperating system software is computed using the straight-line method over the lesser of its estimated useful life or five years.

Costs incurred for the development of internal use software are capitalized and amortized using the straight-line method over the lesser of the useful lives of the assets or three years.

Non-Admitted Assets
Certain assets, primarily a portion of deferred tax assets, receivable related to prepaid pension assets, furniture and equipment, and nonoperating system software are designated as non-admitted under statutory reporting requirements. These assets are excluded from the statutory statements of admitted assets, liabilities and surplus by adjustments to unassigned surplus. Total non-admitted assets were $35,483 and $35,541 as of December 31, 2006 and 2005, respectively.

Premiums and Related Commissions
Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as income when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Policy Reserves and Deposit-type Funds
Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional and flexible premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities. Reserves for annuities and deposit administration contracts are calculated using the Commissioners' Annuity Reserve Valuation Method ("CARVM") with appropriate statutory interest and mortality assumptions. Policy reserves include the estimated future obligations for the fixed account options selected by variable life and annuity policyowners; obligations related to variable account options are in the separate accounts. Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Insurance Department of the State of Nebraska.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyowners, less withdrawals that represent a return to the policyowner. For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Reserves for Unpaid Claims
The reserves for unpaid group dental and vision claims are estimated using historic claim lags, and then adjusted upward or downward based on the current level of pended/unprocessed claims relative to the historic level of pended/unprocessed claims during the time period used in generating the claim lag factors. The reserves for unpaid claims for group dental and vision insurance includes claims in course of settlement and incurred but not reported claims. Claim adjustment expenses corresponding to the unpaid claims are accounted for by adding an additional load to the reserve for unpaid claims. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

Reserves for unpaid life claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyowners
A portion of the Company's business has been issued on a participating basis. The amount of insurance in force on individual life participating policies was $4,603,861 or 37.0% and $5,240,193 or 41.6% of the total individual life policies in force as of December 31, 2006 and 2005, respectively. The Company distributed dividends in the amount of $10,421 and $10,533 to policyowners and did not allocate any additional income to such policyowners for the years ended December 31, 2006 and 2005, respectively.

Asset Valuation and Interest Maintenance Reserves
The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company. The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed methods developed by the NAIC. Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $182 and $72 for 2006 and 2005, respectively.

Income Taxes
The Company files a life/non-life consolidated tax return with UNIFI and UNIFI includible affiliates and is party to a federal income tax allocation agreement. The Company's income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Income Taxes, (continued)
The Company is subject to tax-related audits in the normal course of operations. The Company records a contingency for these tax-related matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews its loss contingencies on an ongoing basis to ensure that the Company has appropriate reserves recorded on the statutory statements of admitted assets, liabilities and surplus. These reserves are based on judgment made by management with respect to the likely outcome of these matters. The Company's judgment could change based on new information, Internal Revenue Service examinations and changes in laws or regulations.

The statute of limitations, generally, is closed for the Company through December 31, 2002. In 2006, the Internal Revenue Service started an examination for the federal income tax returns of the Company and Acacia Life and their affiliates for the tax years of 2004 and 2003.

Separate Accounts
The Company issues variable annuities, variable life contracts, and experience-rated group annuities, the assets and liabilities of which are legally segregated and recorded in the accompanying statutory statements of admitted assets, liabilities and surplus as assets and liabilities of the separate accounts. Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, the net investment experience of the separate account is credited directly to the policyowner and can be positive or negative. Mortality, policy administration and surrender charges to all separate accounts are included in miscellaneous income in the statutory statements of operations.

The assets of separate accounts relating to variable annuity and variable life contracts are carried at fair value and consist primarily of mutual funds held for the benefit of policyowners. Deposits received from, and benefits paid, to separate account policyowners which were invested in the fixed account are recorded as an increase in, or a direct charge to, policy reserves. Investment income and realized and unrealized capital gains and losses related to the assets which support the variable annuity and variable life contracts are not reflected in the Company's statutory statements of operations.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. There are guarantees of principal and interest for the purposes of plan participant transactions (e.g., participant-directed withdrawals and fund transfers done at account value). The assets and liabilities of these separate accounts are carried at account value.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Bonds and Preferred Stocks - The fair values for bonds and preferred stocks are based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of mortgage and asset backed securities are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

         Common Stocks - For publicly traded securities, fair value is determined using prices published by the NAIC Securities Valuation Office. Stocks in affiliates are carried on the equity method and, therefore, are not included as part of the fair value disclosure.

         Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral.

         Cash and Cash Equivalents, Short-term Investments, Other Investments, and Accrued Investment Income - The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments, except when an instrument becomes other than temporarily impaired and a new cost basis has been recognized. The fair value for these instruments becomes their new cost basis.

         Loans on Insurance Contracts - The carrying amounts approximate fair value.

         Deposit-Type Funds - Deposit-type funds with a fixed maturity are valued at discounted present value using market interest rates. Deposit-type funds which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

         Borrowed money - The fair value is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

         Separate Account Assets and Liabilities - The fair values of separate account assets are based upon quoted market prices. Separate account liabilities are carried at the fair value of the underlying assets.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Vulnerability due to Certain Concentrations
The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Reclassifications
Certain items on the prior year financial statements have been reclassified to conform to current year presentation. Such reclassifications were not material, either individually or in the aggregate.

Accounting Pronouncements
ACCOUNTING FOR LOW INCOME HOUSING TAX CREDIT PROPERTY INVESTMENTS, STATEMENT OF STATUTORY ACCOUNTING PRINCIPLE NO. 93
Effective January 1, 2006, the Company adopted SSAP No. 93, "Accounting for Low Income Housing Tax Credit Property Investments". This statement establishes the valuation method for recording investments in low income housing tax credit properties. As a result, the cumulative effect of the change in accounting principle from implementing SSAP No. 93 was a reduction in unassigned surplus of $676 which was comprised of a reduction to other investments of $788 and a reduction to the AVR beginning balance of $112. The Company has up to 9 remaining years of unexpired tax credits and is required to hold these investments for up to 13 years. The prior period has not been restated as it was not permitted by SSAP No. 93.

INVESTMENTS IN SUBSIDIARY, CONTROLLED, AND AFFILIATED ENTITIES, STATEMENT OF STATUTORY ACCOUNTING PRINCIPLE NO. 88
Effective January 1, 2005, the Company adopted SSAP No. 88, "Investments in Subsidiary, Controlled, and Affiliated Entities, A Replacement of SSAP No. 46". SSAP No. 88 addresses the valuation of subsidiary, controlled, and affiliated entities. As a result, the cumulative effect of the change in accounting principle from implementing SSAP No. 88 was a reduction in unassigned surplus of $831.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments

Bonds

The table below provides additional information relating to bonds held at December 31, 2006:

                                                                        Gross           Gross
                                                 Book/Adjusted       Unrealized       Unrealized
                                                 Carrying Value         Gains           Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                             $          164,825  $        3,634  $        2,326 $          166,133
All Other Governments                                     2,239              40               -              2,279
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities
  of Governments and Their Political
  Subdivisions                                          168,988             237           3,668            165,557
Public Utilities (Unaffiliated)                          79,405           1,680           1,269             79,816
Industrial & Miscellaneous (Unaffiliated)               806,768          19,288           8,881            817,175
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                  $        1,222,225  $       24,879  $       16,144 $        1,230,960
====================================================================================================================

The table below provides additional information relating to bonds held at December 31, 2005:

                                                                        Gross           Gross
                                                 Book/Adjusted       Unrealized       Unrealized
                                                 Carrying Value         Gains           Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                             $          177,184  $        5,067  $        1,609 $          180,642
All Other Governments                                     3,027             100               -              3,127
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities
  of Governments and Their Political
  Subdivisions                                          180,159             735           2,646            178,248
Public Utilities (Unaffiliated)                          86,212           2,822             545             88,489
Industrial & Miscellaneous (Unaffiliated)               720,718          25,880           6,619            739,979
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                  $        1,167,300  $       34,604  $       11,419 $        1,190,485
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments

Bonds and Stocks
An aging of unrealized losses on the Company's investments in bonds, preferred stocks - unaffiliated and common stocks - unaffiliated were as follows:

                                                                    December 31, 2006
                                       -----------------------------------------------------------------------------
                                         Less than 12 months        12 months or more               Total
                                       ------------------------- ------------------------- -------------------------
                                          Fair      Unrealized       Fair     Unrealized       Fair     Unrealized
                                          Value       Losses         Value      Losses         Value      Losses
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                        $    33,065 $       265   $    69,070 $     2,061   $   102,135 $     2,326
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and
  Authorities of Governments and Their
  Political Subdivisions                     31,737         253       119,017       3,415       150,754       3,668
Public Utilities (Unaffiliated)              20,234         284        25,210         985        45,444       1,269
Industrial & Miscellaneous
  (Unaffiliated)                            108,421       1,065       237,182       7,816       345,603       8,881
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                 193,457       1,867       450,479      14,277       643,936      16,144
--------------------------------------------------------------------------------------------------------------------
Preferred Stocks (Unaffiliated)                   -           -         1,566          58         1,566          58
Common Stocks (Unaffiliated)                 16,611         768             -           -        16,611         768
--------------------------------------------------------------------------------------------------------------------
Total                                   $   210,068 $     2,635   $   452,045 $    14,335   $   662,113 $    16,970
--------------------------------------------------------------------------------------------------------------------


                                                                    December 31, 2005
                                       -----------------------------------------------------------------------------
                                         Less than 12 months        12 months or more               Total
                                       ------------------------- ------------------------- -------------------------
                                          Fair      Unrealized       Fair     Unrealized       Fair     Unrealized
                                          Value       Losses         Value      Losses         Value      Losses
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                        $    75,594 $       915   $    18,190 $       694   $    93,784 $     1,609
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and
  Authorities of Governments and Their
  Political Subdivisions                    109,600       1,751        21,969         895       131,569       2,646
Public Utilities (Unaffiliated)              22,653         545             -           -        22,653         545
Industrial & Miscellaneous
  (Unaffiliated)                            196,893       4,122        54,847       2,497       251,740       6,619
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                 404,740       7,333        95,006       4,086       499,746      11,419
Preferred Stocks (Unaffiliated)               1,470         202         2,163         188         3,633         390
Common Stocks (Unaffiliated)                 35,732       1,485             -           -        35,732       1,485
--------------------------------------------------------------------------------------------------------------------
Total                                   $   441,942 $     9,020   $    97,169 $     4,274   $   539,111 $    13,294
--------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments, (continued)

Bonds and Stocks, (continued)
The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Based on an evaluation of the prospects of the issuers, including, but not limited to, the Company's intentions to sell or ability to hold the investments; the length of time and magnitude of the unrealized loss; and the credit ratings of the issuers of the investments in the above bonds, the Company has concluded that the declines in the fair values of the Company's investments in bonds at December 31, 2006 or 2005 are temporary.

For substantially all preferred stocks - unaffiliated and common stocks - unaffiliated securities with an unrealized loss greater than 12 months, such unrealized loss was less than 25% of the Company's carrying value of each preferred stock or common stock security. The Company considers various factors when considering if a decline in the fair value of a preferred stock and common stock security is other than temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company's investment managers; market liquidity; and the Company's intentions to sell or ability to hold the investments. Based on an evaluation of these factors, the Company has concluded that the declines in the fair values of the Company's investments in both unaffiliated preferred stocks and common stocks at December 31, 2006 or 2005 are temporary.

The Company's bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2006 and 2005, bonds totaling $44,053 and $50,488, respectively, (3.6% and 4.3%, respectively, of the total bond and short-term portfolios) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC. During 2006 and 2005, the Company recorded realized losses for other than temporary impairments on bonds of $1,535 and $405, respectively.

The carrying value and fair value of bonds at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Book/Adjusted          Fair
                                                                              Carrying Value          Value
--------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                      $        29,124    $        29,391
Due after one year through five years                                                245,619            252,517
Due after five years through ten years                                               502,037            499,674
Due after ten years                                                                  298,225            299,241
Bonds with multiple repayment dates                                                  147,220            150,137
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                                                  $     1,222,225    $     1,230,960
====================================================================================================================

Bonds not due at a single maturity date have been included in the table above in the year of final maturity.

Sales of bond investments in 2006 and 2005 resulted in proceeds of $21,137 and $47,488, respectively, on which the Company realized gross gains of $587 and $1,539, respectively, and gross losses of $425 and $986, respectively.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


2.  Investments, (continued)

Mortgage Loans
The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum and minimum lending rates for mortgage loans issued during 2006 are 6.98% and 5.85%, respectively. The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 75% with the exception of two loans for which the portion exceeding 75% is admitted under investment "basket" provisions. The Company has not included taxes, assessments or other amounts advanced in mortgage loans at December 31, 2006 and 2005.

The Company's mortgage loans finance various types of commercial and multi-family residential properties throughout the United States. The geographic distributions of the mortgage loans at December 31, 2006 and 2005 are as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
California                                                                       $        38,431  $        32,606
Texas                                                                                     24,894           30,860
Arizona                                                                                   23,275           20,289
Minnesota                                                                                 19,757           19,560
Oklahoma                                                                                  18,805           14,193
Washington                                                                                18,723           20,804
Oregon                                                                                    18,126           17,920
Utah                                                                                      17,414           10,797
Ohio                                                                                      17,393           16,960
All other states                                                                         132,616          133,542
--------------------------------------------------------------------------------------------------------------------
                                                                                 $       329,434  $       317,531
====================================================================================================================

At December 31, 2006 and 2005, the Company does not have any impaired mortgage loans or interest income on impaired mortgage loans. Interest income on impaired mortgage loans is generally recognized on a cash basis.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments, (continued)

Fair Value of Financial Instruments
The book/adjusted carrying value and fair value of financial instruments at December 31 are as follows:

                                                               2006                             2005
                                                 -------------------------------------------------------------------
                                                  Book/Adjusted                    Book/Adjusted
                                                  Carrying Value    Fair Value     Carrying Value    Fair Value
--------------------------------------------------------------------------------------------------------------------
Financial Assets:
    Bonds                                         $    1,222,225  $    1,230,960   $    1,167,300  $    1,190,485
    Preferred stocks - unaffiliated                        7,948           8,332            5,690           5,371
    Preferred stocks - affiliated                         20,000          20,000           22,500          22,500
    Common stocks - unaffiliated                         203,847         203,847          178,043         178,043
    Mortgage loans                                       329,434         327,800          317,531         328,590
    Cash and cash equivalents                             10,603          10,603           20,579          20,579
    Short-term investments - unaffiliated                 17,601          17,601           11,170          11,170
    Short-term investments - affiliated                        -               -            8,600           8,600
    Loans on insurance contracts                          57,737          57,737           60,082          60,082
    Other investments                                        962             962              752             752
    Accrued investment income                             19,361          19,361           18,246          18,246
    Assets related to separate accounts                1,273,171       1,273,171          886,986         886,986
Financial Liabilities:
    Deposit-type funds                            $      516,048  $      517,885   $      497,207  $      500,002
    Borrowed money - affiliates                           27,466          27,359                -               -
    Liabilities related to separate accounts           1,273,171       1,273,171          886,986         886,986
--------------------------------------------------------------------------------------------------------------------

3.  Income Taxes

The following are federal income taxes paid in the current and prior years that will be available for recoupment in the event of future losses:

          2006                     $    32,488
          2005                          21,263
          2004                          22,276

Federal income taxes incurred at December 31 consist of the following major components:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Current federal income taxes
Operations                                                                       $        18,107  $        15,505
Capital gains                                                                             12,626            6,077
--------------------------------------------------------------------------------------------------------------------
                                                                                          30,733           21,582
Change in net deferred income taxes                                                       (2,868)           1,437
--------------------------------------------------------------------------------------------------------------------
    Total federal income taxes incurred                                          $        27,865  $        23,019
====================================================================================================================


                                       20

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


3.  Income Taxes, (continued)

The difference between the U.S. federal income tax rate and the federal income taxes incurred at December 31 is summarized as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Income before federal income taxes and realized capital gains                    $        54,144  $        55,377
Net realized capital gains before federal income taxes and
  transfers to IMR                                                                        30,732           20,195
--------------------------------------------------------------------------------------------------------------------
Total pretax income                                                                       84,876           75,572
Change in non-admitted assets                                                               (497)          (2,371)
Tax exempt income                                                                         (7,683)          (5,907)
Nondeductible expenses                                                                     5,337              614
Change in accounting principle                                                              (788)               -
Other                                                                                     (1,419)            (738)
--------------------------------------------------------------------------------------------------------------------
                                                                                          79,826           67,170
Statutory tax rate                                                                          0.35             0.35
--------------------------------------------------------------------------------------------------------------------
                                                                                          27,939           23,510
Addition of federal income tax reserve                                                       205                -
Tax credits                                                                                 (279)            (491)
--------------------------------------------------------------------------------------------------------------------
      Total federal income taxes incurred                                        $        27,865  $        23,019
====================================================================================================================

The items that give rise to deferred tax assets and liabilities at December 31 relate to the following:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Unrealized investment losses                                                     $         2,335  $         2,070
Deferred policy acquisition costs                                                          7,811            6,794
Future policy and contract benefits                                                        4,809            4,055
Policyowner dividends                                                                      3,591            3,668
Pension and postretirement benefits                                                        9,364            9,056
Non-admitted assets                                                                       11,059           10,885
Other                                                                                      1,548            1,417
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                 40,517           37,945
--------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:

Unrealized investment gains                                                               18,079           13,992
Other                                                                                      7,999            8,341
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                            26,078           22,333
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                    14,439           15,612
Less:  non-admitted deferred tax assets                                                    3,008            4,441
--------------------------------------------------------------------------------------------------------------------
Net admitted deferred tax asset                                                  $        11,431  $        11,171
====================================================================================================================

Increase (decrease) in deferred tax assets non-admitted                          $        (1,433) $         4,441
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


3.  Income Taxes, (continued)

The change in net deferred income taxes is comprised of the following:

                                                                          December 31
                                                                     2006             2005             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                      $        40,517   $        37,945  $         2,572
Gross deferred tax liabilities                                          26,078            22,333            3,745
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                         $        14,439   $        15,612           (1,173)
==================================================================================================
Tax effect of unrealized gains                                                                              4,041
                                                                                                 -------------------
Change in net deferred income tax                                                                 $         2,868
                                                                                                 ===================

                                                                          December 31
                                                                     2005             2004             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                      $        37,945   $        38,479  $          (534)
Gross deferred tax liabilities                                          22,333            32,463          (10,130)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                         $        15,612   $         6,016            9,596
==================================================================================================
Tax effect of unrealized gains                                                                            (11,033)
                                                                                                 -------------------
Change in net deferred income tax                                                                 $        (1,437)
                                                                                                 ===================

The Company files income tax returns with the Internal Revenue Service and various state tax jurisdictions. From time to time, the Company is subject to routine audits by those agencies and those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various taxing agencies and believes its positions taken regarding its filings are valid. Based upon review of the Company's tax contingencies, the reserve held for tax related contingencies was increased by $205 in 2006.

4.  Information Concerning Parent, Subsidiaries and Affiliates

With the AMAL dissolution into the Company as of September 30, 2006, included in the book/adjusted carry value of AMAL was $21,711 of goodwill, which was released at that time. The Company received assets totaling $2,766 and liabilities of $40,856 (including $29,825 as disclosed in Note 5 - Borrowed Money and $10,000 related to a note with the Company, which was subsequently retired upon the dissolution).

On December 29, 2006, TAG was dissolved into the Company. Upon dissolution the Company received consideration in the amount of $807 resulting in no realized capital gain or loss.

During 2002, AMAL entered into an unsecured loan agreement to borrow up to $15,000 from its parents. The note came due August 13, 2004 and at that time, the maturity date of the promissory note was amended to be August 11, 2005. During 2005, a new promissory note was issued with a maturity date of August 10, 2006. The note was paid off during 2006. The note carried an interest rate of LIBOR plus 0.625% (4.965% at December 31, 2005). Included in short-term investments - affiliated was $8,600 that represents the amount due to the Company from AMAL at December 31, 2005.

On January 30, 2003, the Company purchased 520,562 shares of common stock from AFSB valued on that date for $10,000. During 2005, the Company made additional contributions of $1,479 as paid in capital to AFSB.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


4.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

On December 20, 1999, the Company purchased $25,000 of redeemable preferred stock from Acacia Life. The stock, which pays dividends in an amount per annum equal to 6.66% in 2006 and 2005, and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015. On June 1, 2006 and 2005, the Company redeemed 100,000 shares at $2,500.

In 2003, the Company received $2,452 in bonds and related accrued interest as of November 30, 2003 in payment of a $2,500 dividend declared by Pathmark Administrators, Inc. The remaining $48 was paid in cash. The bonds were transferred at fair value with the Company recording a deferred gain of $120 to be amortized over the life of the bonds.

On December 30, 2005, Veritas Corp. was dissolved into the Company. Upon dissolution, the Company received consideration in the amount of $159 resulting in a realized capital gain of $23.

AVLIC, an affiliate, has a variable insurance trust (VIT). The Company offers, in conjunction with FALIC and AVLIC, the VIT as an investment option to policyowners through their separate accounts. The Company had separate account investments of $1,892 and $1,899 in the VIT as of December 31, 2006 and 2005, respectively. Affiliates of the Company provide investment advisory and administrative services to the VIT on a fee basis.

The Company offers mutual funds of Calvert Variable Series, Inc. (CVS) and Summit Investment Partners, Inc. (SIP), affiliates, to policyowners through the separate accounts. Separate account investments in the mutual funds offered through CVS and SIP were $100,986 and 73,329 as of December 31, 2006 and 2005, respectively.

The Company had short-term investments of $409 and $1,892 in mutual funds of an affiliate at December 31, 2006 and 2005, respectively, included in short-term investments - unaffiliated.

The Company reported the following amounts due from (to) the below listed affiliates. The terms of the intercompany agreements require that these amounts be settled within 30 days.

                                                       Receivable (Payable)
------------------------------------------------------------------------------
Ameritas Holding Company                           $           (62)
Union Central Life Insurance Company                           628
Ameritas Variable Life Insurance Company                     3,850
First Ameritas Life Insurance Corp. of New York                182
Pathmark Administrators Inc.                                  (174)
Ameritas Investment Corp.                                    1,192
Ameritas Investment Advisors, Inc.                             104
Acacia Life Insurance Company                                3,039
Acacia Federal Savings Bank                                     35
Calvert Group, LTD                                              18
Summit Investment Partners, Inc.                                14
------------------------------------------------------------------------------

The Company has entered into a guarantee agreement with AVLIC, whereby the Company guarantees the full, complete and absolute performance of all duties and obligations of this company.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



4.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

The Company provides technical, financial, legal and marketing support to its affiliates under various administrative service and cost-sharing agreements. Included in miscellaneous income is $2,754 and $17,422 received under administrative service agreements for the years ended December 31, 2006 and 2005, respectively. Reimbursements of $24,378 and $1,486 for the years ended December 31, 2006 and 2005 related to cost-sharing agreements with affiliates have been recorded as a reduction in general insurance expenses. In addition, the Company receives investment advisory services from an affiliate. Costs related to this agreement, included as an investment expense and reducing net investment income, totaled $1,657 and $1,609 for the years ended December 31, 2006 and 2005, respectively.

5.  Borrowed Money

Effective September 1, 2006 the Company has an outstanding liability for borrowed money in the amount of $29,825 payable to two affiliates, Acacia Life and AFCO. These notes were issued by a 100% owned subsidiary, AMAL, during the repurchase of its outstanding common stock from Acacia Life and AFCO. These notes are payable in twelve equal quarterly installments beginning on December 1, 2006 with the final installment due on September 1, 2009. The notes carry a fixed interest rate of 5.56% based on the Bloomberg Fair Value 3-year Single "A" U.S. Insurer Index plus 0.020%. The Company may not prepay the notes in whole or in part at any time prior to the maturity date. There are no collateral requirements associated with these notes.

6.  Benefit Plans

Defined Benefit Plan
The Company participates in a non-contributory defined benefit plan (the Plan or the Pension Plan) sponsored by AHC. The Plan was formerly sponsored by the Company as a non-contributory defined benefit pension plan (Ameritas Plan) covering substantially all employees of the Company. During 2000, the Ameritas Plan was merged with the Acacia Retirement Plan (Acacia Plan), sponsored by Acacia.

Upon the merger of the Ameritas and Acacia Plans, accumulated benefits of the Plan were frozen, and AHC became the Plan sponsor. Accordingly, the Company's prepaid benefit cost was transferred to AHC, and the Company holds a pre-funded pension expense receivable, due from AHC. During 2006 and 2005, the Company paid $5,000 and $15,650, respectively to AHC which in turn contributed the money to the Plan. The balance of the prefunded pension expense receivable was $12,085 and $10,620 at December 31, 2006 and 2005, respectively, and is a non-admitted asset.

While their pension plans were merged, the separate benefit formulas of the Ameritas Plan and Acacia Plan still exist within the Plan and are used to determine the amount of Plan expense to allocate from AHC to the participating companies. The Company incurred pension expense of $3,447 and $14,041 in 2006 and 2005, respectively, for its participation in the Plan.

The Plan's assets include investments in a deposit administration contract with the Company and investments in two pension separate accounts of the Company, Ameritas Retirement Equity Account and Ameritas Separate Account D. The carrying value of the assets of the Plan invested in the Company and its separate accounts were approximately $98,000 and $90,000 at December 31, 2006 and 2005, respectively. A portion of the separate accounts' assets are invested in mutual funds which are advised by an affiliate of Acacia Life.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Defined Contribution Plans
The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees and agents. Company matching contributions under the defined contribution plan range from 0.5% to 3% of the participant's compensation. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6% of the participant's compensation for those employees hired prior to January 1, 2006 and 5% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the employee and agents defined contribution plans were $3,410 and $3,383 in 2006 and 2005, respectively.

The defined contribution plans' assets also include investments in a deposit administration contract with the Company and investments in two pension separate accounts of the Company, the Ameritas Retirement Equity Account and Ameritas Separate Account D. The carrying value of the assets of the Plan invested in the Company and its separate accounts were approximately $207,500 and $184,000 at December 31, 2006 and 2005, respectively. A portion of the separate accounts' assets are invested in mutual funds which are advised by an affiliate of Acacia Life.

Postretirement Benefit Plans
The Company provides certain health care benefits to retired employees who were hired prior to January 1, 2005. For associates eligible to retire at January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided until the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the Company's medical plan for the immediately preceding five years.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The postretirement benefit obligation and net periodic postretirement benefit cost in the financial statements and accompanying notes do reflect the effects of the Act on the Plan.

In May 2004, additional guidance became available to specific companies who elected deferral and were able to determine if their plans are actuarially equivalent to recognize the impact of the Act no later than the first annual reporting period beginning after June 15, 2004. In January 2005, the Center for Medicare and Medicaid Services issued the final regulations for the Act including the determination of actuarial equivalence. The Company has determined that its plans are actuarially equivalent. The Company qualified for and elected to receive the 28% federal subsidy on allowable gross prescription drug costs of qualified retirees. The Company received subsidy payments of $47 in 2006. The Company did not receive any subsidy payments in 2005. The Company has determined that the effects of the subsidy are immaterial on the results of statutory operations or statutory statements of admitted assets, liabilities and surplus of the Company. The measures of benefit obligations and net periodic pension cost reflect effects of the Act.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Postretirement Benefit Plans, (continued)
The following tables provide a reconciliation of the changes in the postretirement benefit obligations and fair value of assets for the years ended December 31, 2006 and 2005, and a statement of the funded status as of the December 31 measurement date of both years:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Reconciliation in benefit obligation
    Benefit obligation at beginning of year                                      $         5,558  $         6,693
    Transfer of obligation from dissolution of AMAL                                          106                -
    Service cost                                                                              69               57
    Interest cost                                                                            331              315
    Actuarial (gain) or loss                                                               1,164           (1,279)
    Special termination benefits                                                               -               81
    Federal subsidy receipts                                                                  47                -
    Benefits paid                                                                           (772)            (309)
--------------------------------------------------------------------------------------------------------------------
    Benefit obligation at end of year                                            $         6,503  $         5,558
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
    Fair value of plan assets at beginning of year                               $         2,754  $         2,557
    Transfer of plan assets from dissolution of AMAL                                         156                -
    Actual return on plan assets                                                             147              131
    Employer contributions                                                                   401              303
    Benefits paid                                                                           (663)            (237)
--------------------------------------------------------------------------------------------------------------------
    Fair value of plan assets at end of year                                     $         2,795  $         2,754
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Funded status
    Funded status at end of year                                                 $        (3,708) $        (2,804)
    Unrecognized net actuarial loss                                                        3,009            1,995
    Unrecognized prior service cost                                                           (1)              (1)
--------------------------------------------------------------------------------------------------------------------
    Accrued benefit cost                                                         $          (700) $          (810)
--------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Postretirement Benefit Plans, (continued)
The amount of the postretirement obligation for nonvested employees was $849 and $512 at December 31, 2006 and 2005, respectively.

Periodic postretirement medical expense included the following components:
                                                                                      Years Ended December 31
--------------------------------------------------------------------------------------------------------------------
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Service cost                                                                     $            69  $            57
Interest cost                                                                                331              315
Expected return on plan assets                                                              (156)            (139)
Early retirement one-time cost                                                                 -               81
Amortization of net loss                                                                     175              176
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                                        $           419  $           490
--------------------------------------------------------------------------------------------------------------------

Plan assets are invested in 100% fixed income investments. The expected rate of return on these investments is 6%. The Company expects to contribute $520 to its postretirement benefits plans and 401(h) account in 2007.

Estimated Future Benefit Payments
The following net benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                             Expected Net
    Fiscal Year                                            Benefit Payments
--------------------------------------------------------------------------------
    2007                                                $          763
    2008                                                           774
    2009                                                           778
    2010                                                           773
    2011                                                           756
    2012 - 2016                                                  3,430
--------------------------------------------------------------------------------

The assumptions used in the measurement of the postretirement benefit obligations are:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                                          6.00%            5.75%
Expected long term rate of return on plan assets                                       6.00%            6.00%
--------------------------------------------------------------------------------------------------------------------

                                       27

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Estimated Future Benefit Payments, (continued)
The assumptions used to determine net periodic post retirement benefit costs are:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                                          5.75%            6.00%
Expected long term rate of return on plan assets                                       6.00%            6.00%
--------------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rates as of December 31 were:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Healthcare Cost Trend Rate Assumed for Next Year                                       9.0%             7.0%
Rate to which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)          5.0%             5.0%
Year the Rate Reaches the Ultimate Trend Rate                                          2011             2008
--------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in health care trend rates would have the following effects:

--------------------------------------------------------------------------------------------------------------------
                                                                                   1% increase      1% decrease
--------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of net                        $     45         $    (40)
periodic postretirement health care benefit cost

Effect on the health care component of the accumulated
postretirement benefit obligation                                                     $    625         $   (569)
--------------------------------------------------------------------------------------------------------------------

Other Plans
Separate supplemental retirement agreements totaled $11,696 and $10,596 included in other liabilities at December 31, 2006 and 2005, respectively, cover certain active and retired employees. These plans are unfunded.

7. Dividend Restrictions and Surplus

The Company is subject to regulation by the Insurance Department of the State of Nebraska, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval. No dividends to parent or affiliated companies were paid in the current or prior year.

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date. The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

                                                                                      2006              2005
 -------------------------------------------------------------------------------------------------------------------
 Unrealized gains on investments, net of taxes                                   $        63,558  $        69,648
   of $18,002 and $13,961
 Nonadmitted asset values                                                                (35,483)         (34,102)
 Asset valuation reserves                                                                (60,281)         (68,064)
 -------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


8.  Commitments and Contingencies

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. The Company estimated its cost related to past insolvencies and has provided a reserve included in other liabilities of $456 and $492 as of December 31, 2006 and 2005, respectively, and estimated recoveries from premium taxes included in data processing and other admitted assets of $382 and $402 as of December 31, 2006 and 2005, respectively.

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Securities commitments of $20,990 and $33,136 and mortgage loan and real estate commitments of $26,375 and $7,963 were outstanding for investments to be purchased in subsequent years as of December 31, 2006 and 2005, respectively. Low income housing tax credit property investment commitments were $139 as of December 31, 2006. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

Companies operating in the insurance and financial services markets have come under the scrutiny of regulators with respect to market conduct and compliance issues. Under certain circumstances, companies have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyowner. The Company monitors its sales materials and enforces compliance procedures to mitigate any exposure to potential litigation. The Company and its life insurance subsidiaries are members of the Insurance Marketplace Standards Association, an organization which advocates ethical market conduct.

The Company has a $15,000 unsecured line of credit available at December 31, 2006. No balance was outstanding at any time during 2006 or 2005. The line of credit expires May 31, 2007.

The Company engages in securities lending transactions to generate additional income. The program is administered by an authorized financial institution and requires the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal or exceeding 102% of the fair value of the loaned securities. The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as bonds and common stocks in the statutory statements of admitted assets, liabilities, and surplus. Bonds and common stocks loaned as of December 31, 2006 were $23,626 and $5,414, respectively. The fair value of cash collateral held was $29,428 as of December 31, 2006. There was no non-cash collateral on deposit at December 31, 2006.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


9.  Gain or Loss to the Reporting Entity from Uninsured Accident and Health
Plans

ASO Plans
The gain from operations from administrative services only (ASO) uninsured plans is as follows for the year ended December 31:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Net reimbursement for administrative expenses (including                         $         3,793  $         3,602
  administrative fees) in excess of actual expenses
Total net other income (expense) (including interest paid to
  or received from ASO uninsured plans)                                                        -                -
--------------------------------------------------------------------------------------------------------------------
Net gain from operations                                                         $         3,793  $         3,602
--------------------------------------------------------------------------------------------------------------------
Total claim payment volume                                                       $        65,044  $        55,611
--------------------------------------------------------------------------------------------------------------------

ASC Plans
The gain from operations from administrative services contract (ASC) uninsured plans is as follows for the year ended December 31:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Gross reimbursement for medical cost incurred                                    $           430  $           380
Other income or expenses (including interest paid to or
  received from plans)                                                                        27               24
Gross expenses incurred (claims and administrative)                                          452              399
--------------------------------------------------------------------------------------------------------------------
Net gain from operations                                                         $             5  $             5
====================================================================================================================

10.  Direct Premiums Written

The Company has one third party administrator, HealthPlan Services, Inc., for which direct premiums written exceed 5% of total surplus. This administrator writes group accident and health business, does not have an exclusive contract, and has been granted the authority for underwriting, premium collection, and binding authority. The total amount of direct premiums written is $36,965 and $36,020 for the years ended December 31, 2006 and 2005, respectively. The Company did not have any other third party administrators or any managing general agents that exceeded 5% of total surplus for direct written premiums during these periods.

11.  Other Items

Troubled Debt Restructuring
The Company has several long-term bond holdings with restructured terms. The carrying value as of December 31, 2006 and 2005, has been written down to $0 and $104, respectively, whereby the Company recorded no realized capital losses. The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring. The Company's income recognition policy for interest income on an impaired loan is the cash basis/cost recovery method.

Securities on Deposit
Securities with a book/adjusted carrying value of $6,700 and $6,692 at December 31, 2006 and 2005, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



11.  Other Items, (continued)

Uncollectibility of Assets
The Company had admitted assets of $995 and $1,017 at December 31, 2006 and 2005, respectively, in accounts receivable for uninsured plans and included with data processing and other admitted assets on the statutory statements of admitted assets, liabilities and surplus. The Company routinely assesses the collectibility of these receivables. Based upon Company experience, less than 1% of the balance may become uncollectible and the potential loss is not material to the Company's financial condition.

Participating Contracts
Effective October 1, 1998 (the Effective Date) the Company formed a closed block (the Closed Block) of policies, under an arrangement approved by the Insurance Department of the State of Nebraska, to provide for dividends on policies that were in force on the Effective Date and which were within the classes of individual policies for which the Company had a dividend scale in effect on the Effective Date. The Closed Block was designed to give reasonable assurance to owners of affected policies that the assets will be available to support such policies including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues. The assets, including revenue thereon, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect.

12.  Reinsurance

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. The Company conducts reinsurance business with FALIC, AVLIC, and other non-affiliated companies.

Following is a summary of the transactions through reinsurance operations:

                                                                                      Years Ended December 31
                                                                                ------------------------------------
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Premiums Income:
  Assumed (related party $6,572 and $6,807 in 2006 and 2005)                     $        77,855  $        84,658
  Ceded                                                                                   18,406           18,151
Benefits To Policyowners:
  Assumed (related party $5,119 and $2,825 in 2006 and 2005)                              60,029           57,222
  Ceded                                                                                   11,436            6,027
Policy Reserves:
  Assumed (related party $2,247 and $2,051 in 2006 and 2005)                               3,728            3,419
  Ceded                                                                                   54,689           47,422
--------------------------------------------------------------------------------------------------------------------

The Company is not relieved of its primary liability in the event that a reinsurer is unable to meet the obligations ceded under a reinsurance agreement.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


13.  Changes in Unpaid Claims and Claim Adjustment Expenses

The change in the liability for unpaid accident and health claims and claim adjustment expenses which is reported within reserves for unpaid claims is summarized as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                             $        30,599  $        28,215
Less reinsurance recoveries                                                               (9,929)          (9,835)
--------------------------------------------------------------------------------------------------------------------
Net balance at January 1                                                                  20,670           18,380
--------------------------------------------------------------------------------------------------------------------

Incurred related to:
    Current year                                                                         280,572          252,232
    Prior year                                                                            (3,739)          (4,634)
--------------------------------------------------------------------------------------------------------------------
        Total incurred                                                                   276,833          247,598
--------------------------------------------------------------------------------------------------------------------

Paid related to:
    Current year                                                                         257,528          231,562
    Prior year                                                                            16,931           13,746
--------------------------------------------------------------------------------------------------------------------
        Total paid                                                                       274,459          245,308
--------------------------------------------------------------------------------------------------------------------

Net balance at December 31                                                                23,044           20,670
Plus reinsurance recoveries                                                                8,776            9,929
--------------------------------------------------------------------------------------------------------------------
Total reserve for unpaid claims                                                  $        31,820  $        30,599
====================================================================================================================

As a result of favorable settlement of prior years' estimated claims, the provision for claims and claim adjustment expenses decreased by $3,739 and $4,634 for the years ended December 31, 2006 and 2005, respectively.

The Company paid assumed reinsurance claims of $55,422 and $54,530, and incurred assumed reinsurance claims of $54,919 and $54,405 for the years ended December 31, 2006 and 2005, respectively.

The Company paid ceded reinsurance claims of $598 and $661, and incurred ceded reinsurance claims of $601 and $652 for the years ended December 31, 2006 and 2005, respectively.

14.  Policy Reserves

The Company waives deduction of deferred fractional premiums due upon death of the insured except on those policies issued prior to April 1, 1962, which are paid by preauthorized check. The Company returns any portion of the final premium beyond the date of death when policy provisions call for such a refund. The Company has policy series which do call for a refund of premium and which do not call for a refund. Surrender values are not provided in excess of legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. For policies issued prior to March 1986, the mean reserves are based on appropriate multiples of standard rates of mortality. For policies issued March 1986 and later, the substandard mean reserve for this class of business is one-half the gross extra premium.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



14.  Policy Reserves, (continued)

As of December 31, 2006 and 2005, respectively, the Company had $1,594,245 and $1,667,120 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Insurance Department of the State of Nebraska. Reserves to cover the above insurance totaled $8,685 and $8,693 at December 31, 2006 and 2005, respectively.

15. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

                                                                                               2006
                                                                                ------------------------------------
                                                                                     Amount          % of Total
--------------------------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                                     $       437,643         24.7%
  At book value less current surrender charge of 5% or more                                  997          0.1%
  At fair value                                                                          792,670         44.8%
--------------------------------------------------------------------------------------------------------------------
Total with adjustment or at fair value                                                 1,231,310         69.6%
  At book value without adjustment  (minimal or no charge)                               471,234         26.6%
Not subject to discretionary withdrawal                                                   66,586          3.8%
--------------------------------------------------------------------------------------------------------------------
Total gross and net                                                              $     1,769,130        100.0%
====================================================================================================================

                                                                                               2005
                                                                                ------------------------------------
                                                                                     Amount          % of Total
--------------------------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                                     $       420,996         29.9%
  At book value less current surrender charge of 5% or more                                1,283          0.1%
  At fair value                                                                          665,600         47.3%
--------------------------------------------------------------------------------------------------------------------
Total with adjustment or at fair value                                                 1,087,879         77.3%
  At book value without adjustment  (minimal or no charge)                               249,487         17.7%
Not subject to discretionary withdrawal                                                   69,768          5.0%
--------------------------------------------------------------------------------------------------------------------
Total gross and net                                                              $     1,407,134        100.0%
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



15. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics, (continued)

The following information is obtained from the applicable Exhibit in the Company's December 31 Annual Statement and related Separate Accounts Annual Statement, both of which are filed with the Insurance Department of the State of Nebraska, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the statutory statements of admitted assets, liabilities and surplus as of December 31:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)                                        $       103,630  $       119,071
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)           10,218            9,337
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1                                     516,048          497,207
--------------------------------------------------------------------------------------------------------------------
                                                                                         629,896          625,615
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2                                                        346,564          115,919
Page 3, Line 2, Column 3                                                                 792,670          665,600
--------------------------------------------------------------------------------------------------------------------
Total                                                                            $     1,769,130  $     1,407,134
====================================================================================================================

16.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

                                                            2006                               2005
                                            ------------------------------------------------------------------------
                    Type                          Gross         Net of Loading        Gross        Net of Loading
--------------------------------------------------------------------------------------------------------------------
Ordinary new business                        $            71   $            60   $           345  $           195
Ordinary renewal                                       5,221             4,785             5,011            8,213
--------------------------------------------------------------------------------------------------------------------
Totals                                       $         5,292   $         4,845   $         5,356  $         8,408
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



17.  Separate Accounts

Information regarding the nonguaranteed separate accounts of the Company is as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
For the years ended December 31:
    Premiums, considerations or deposits                                         $       394,921  $       405,188
--------------------------------------------------------------------------------------------------------------------

At December 31:
Reserves by valuation basis
    Fair value                                                                   $     1,273,171  $       886,986
====================================================================================================================

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
    At fair value                                                                $       792,670  $       665,600
    At book value without adjustment (minimal or no charge)                              480,501          221,386
--------------------------------------------------------------------------------------------------------------------
    Total                                                                        $     1,273,171  $       886,986
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Reconciliation of net transfers to (from) separate accounts at December 31:
Transfers as reported in the statutory statement of operations of the separate accounts annual statement:
    Transfers to separate accounts                                               $       248,379  $        56,416
    Transfers from separate accounts                                                     (33,985)         (21,906)
--------------------------------------------------------------------------------------------------------------------
    Net transfers to separate accounts                                                   214,394           34,510
--------------------------------------------------------------------------------------------------------------------
Net transfers as reported in the statutory statements of operations              $       214,394  $        34,510
  of the Company (included in change in policy reserves)
====================================================================================================================

18.  EDP Equipment and Software

Electronic data processing ("EDP") equipment and operating and nonoperating software consisted of the following at December 31:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Electronic data processing equipment                                             $        12,156  $        14,430
Operating system software                                                                  3,198            2,432
Nonoperating system software                                                              13,673           13,077
--------------------------------------------------------------------------------------------------------------------
    Subtotal                                                                              29,027           29,939
Accumulated depreciation                                                                 (25,605)         (26,046)
--------------------------------------------------------------------------------------------------------------------
Balance, net                                                                     $         3,422  $         3,893
====================================================================================================================

EDP equipment and operating software included in data processing and other admitted assets are $2,419 and $2,108 at December 31, 2006 and 2005, respectively.

Depreciation expense related to EDP equipment and operating and nonoperating software totaled $2,956 and $3,413 for the year ended December 31, 2006 and 2005, respectively.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



19. Reconciliation of Statutory Net Income and Surplus to GAAP Net Income and Equity

As described in Note 1, the Company has prepared these financial statements in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. These practices differ from accounting principles generally accepted in the United States of America (GAAP). The following tables reconcile statutory net income to GAAP net income and statutory surplus to GAAP equity.

                                                                        2006             2005
---------------------------------------------------------------------------------------------------
Statutory net income as reported                                $        54,214  $        52,690
Insurance reserves                                                        3,134            1,653
Deferred policy acquisition costs                                         6,369             (842)
Deferred income taxes and other tax reclassifications                    (1,246)          19,691
Statutory investment reserves                                              (253)           1,228
Earnings of subsidiaries                                                 24,830           14,485
Other                                                                       403             (837)
---------------------------------------------------------------------------------------------------
GAAP net income                                                 $        87,451  $        88,068
===================================================================================================

                                                                     2006              2005
---------------------------------------------------------------------------------------------------
Statutory surplus as reported                                   $       814,236  $       757,631
Insurance reserves                                                       (8,134)          (6,218)
Deferred policy acquisition costs                                        57,301           49,890
Deferred income taxes                                                   (27,876)         (26,847)
Valuation of investments                                                 (6,837)           1,639
Statutory investment reserves                                            62,763           70,800
Subsidiary equity                                                        70,290           33,141
Statutory non-admitted assets                                            35,483           35,541
Other                                                                     5,718             (539)
---------------------------------------------------------------------------------------------------
GAAP equity                                                     $     1,002,944  $       915,038
===================================================================================================


20.  Subsequent Event

In November 2006, the Company's Board of Directors approved a plan of merger with its 100% owned subsidiary, AVLIC, a Nebraska domiciled life and accident and health insurance company, pending various approvals. The Company received approval of the merger from the Insurance Department of the State of Nebraska. The Company will account for this transaction as a statutory merger under Statement of Statutory Principles No. 68 - Business Combinations and Goodwill. The surviving company will be named Ameritas Life Insurance Corp. with no shares of stock to be issued. The merger has an effective date of May 1, 2007. The Company does not expect this transaction to have a material effect on its financial condition or unassigned surplus funds.

PART C
                                OTHER INFORMATION

    ITEM 26.   EXHIBITS

    Exhibit
    Number     Description of Exhibit
    ------     ----------------------
    (a) (1)    Board of Directors Resolution of Ameritas Variable Life Insurance
               Company establishing Ameritas Variable Separate Account VL. (1)
    (a) (2)    Resolution of Board of Directors of Ameritas Life Insurance Corp.
               authorizing the transfer of Ameritas Variable Separate Account VL to Ameritas Life Insurance Corp. (2)
    (b)        Custodian Agreements. Not Applicable.
    (c)        Principal Underwriting Agreement and Amendment. (1,) (2)
    (d)        Form of Assumption Certificate. (3)
    (e)        Form of Application. Not Applicable.
    (f)        Articles of Incorporation of Ameritas Life Insurance Corp. (4)
               Bylaws of Ameritas Life Insurance Corp. (5)
    (g)        Form of Reinsurance Agreement. (1)
    (h)        Forms of Participation Agreements:
                  (1) The Alger American Fund. (3)
                  (2) Calvert Variable Series, Inc. (6)
                  (3) Variable Insurance Products Funds. (3)
                  (4) Neuberger Berman Advisers Management Trust. (1)
                  (5) Oppenheimer Variable Account Funds. (1)
                  (6) Deutsche Asset Management VIT Funds. (1)
                  (7) Franklin Templeton Variable Insurance Products Trust. (1)
                  (8) Summit Mutual Funds, Inc. (2)
                  (9) Van Eck Worldwide Insurance Trust. (1)
                  (9) Form of Participation Agreement Novations. (2)
    (i)        Administrative Contracts. Not Applicable.
    (j)        Other Material Contracts: Powers of Attorney. (2)
    (k)        Legal Opinion.
    (l)        Actuarial Opinion. Not applicable.
    (m)        Calculation. Not applicable.
    (n)        Other Opinions: Consent of Independent Auditors Consent of
               Independent Registered Public Accounting Firm
    (o)        No financial statements are omitted from Item 24.
    (p)        Initial Capital Agreements. Not applicable.
    (q)        Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)
               (12)(iii). (3)

Footnotes:
1. Incorporated by reference to the Registration Statement for Ameritas Variable Separate Account VA Allocator 2000 Annuity, filed on July 1, 2002.
2. Incorporated by reference to the Form N-4 Registration Statement of Ameritas Variable Separate Account VA-2 (File No. 811-05192) for Overture Medley!, filed May 1, 2007.
3. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement for Acacia National Variable Life Insurance Separate Account I File No. 33-90208, filed on October 11, 1995.
4. Incorporated by reference to the initial registration statement for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on June 7, 1996.
5. Incorporated by reference to Post-Effective Amendment No. 4 for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on February 26, 1999.
6. Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

    Name and Principal     Position and Offices
    BUSINESS ADDRESS*      WITH DEPOSITOR
    Lawrence J. Arth       Director, Chairman
    JoAnn M. Martin        Director, President & Chief Executive Officer
    James P. Abel          Director
    William W. Cook, Jr.   Director
    Bert A. Getz           Director
    James R. Knapp         Director
    Tonn M. Ostergard      Director
    Paul C. Schorr, III    Director
    Winston J. Wade        Director
    Robert C. Barth        Senior Vice President, Controller & Chief Accounting
                           Officer
    Jan M. Connolly        Senior Vice President & Corporate Secretary
    Raymond M. Gilbertson  Vice President, Corporate Compliance
    Arnold D. Henkel       Senior Vice President, Individual Distribution
    Paul J. Huebner        Senior Vice President & Chief Information Officer
    Dale D. Johnson        Senior Vice President and Corporate Actuary
    William W. Lester      Senior Vice President, Investments & Treasurer
    Robert G. Lange        Vice President, General Counsel & Assistant Secretary

* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT


NAME OF CORPORATION (STATE WHERE ORGANIZED)                 PRINCIPAL BUSINESS
-------------------------------------------                 ------------------
UNIFI MUTUAL HOLDING COMPANY (NE)............................mutual insurance holding company
 AMERITAS HOLDING COMPANY (NE)...............................stock insurance holding company
     ACACIA LIFE INSURANCE COMPANY (DC)......................life insurance company
        ACACIA FINANCIAL CORPORATION (MD)....................holding company
            Acacia Federal Savings Bank (DE).................federally chartered bank
               ACACIA SERVICE CORP. (VA).....................deposit solicitation
            Calvert Group, Ltd. (DE).........................holding company
               CALVERT ASSET MANAGEMENT COMPANY (DE).........asset management services
               CALVERT SHAREHOLDER SERVICES, INC. (DE).......administrative services
               CALVERT ADMINISTRATIVE SERVICES COMPANY (DE)..administrative services
               CALVERT DISTRIBUTORS, INC. (DE)...............broker-dealer

     AMERITAS LIFE INSURANCE CORP. (NE)......................life/health insurance company
        AMERITAS INVESTMENT CORP. (NE).......................a securities broker dealer and investment advisor owned by
                                                             Ameritas Life Insurance Corp. (80%)
                                                             and Centralife Annuities Service,
                                                             Inc. (20%)
        AMERITAS INVESTMENT ADVISORS, INC. (NE)..............investment advisor
        FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK (NY).life insurance company
        PATHMARK ADMINISTRATORS, INC. (NE)...................third-party administrator of dental and eye care insurance plans


     THE UNION CENTRAL LIFE INSURANCE COMPANY (OH)...........life insurance company
        UNION CENTRAL MORTGAGE FUNDING, INC. (OH)............mortgage loan and servicing
        SUMMIT INVESTMENT PARTNERS, LLC (OH).................investment adviser
        PBRA, INC. (CA)......................................holding company
            Price, Raffel & Browne Administrators, Inc.(DE). pension administration services
        SUMMIT INVESTMENT PARTNERS, INC. (OH)................investment adviser

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

ITEM 29.   INDEMNIFICATION

Ameritas Life Insurance Corp.'s By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

    Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.   PRINCIPAL UNDERWRITER

        a) Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable life insurance contracts issued through Ameritas Variable Separate Account VL, as well as Ameritas Variable Separate Account V, Ameritas Life Insurance Corp. Separate Account LLVL, First Ameritas Variable Life Separate Account, and Carillon Life Account. AIC also serves as the principal underwriter for variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA, First Ameritas Variable Annuity Separate Account, and Carillon Account.

        b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

    Name and Principal          Positions and Offices
    Business Address            With Underwriter
    ----------------            ----------------
    JoAnn M. Martin *           Director, Chair & Senior Vice President
    Salene Hitchcock-Gear*      Director, President & Chief Executive Officer
    Gary R. McPhail**           Director, Senior Vice President
    William W. Lester*          Director, Vice President & Treasurer
    Gary T. Huffman***          Director
    Billie B. Beavers****       Senior Vice President
    Cheryl L. Heilman*          Vice President, Chief Operating Officer
    Bruce D. Lefler****         Senior Vice President  - Public Finance
    Gregory C. Sernett*         Vice President, Chief Compliance Officer, and
                                Assistant Secretary
    Robert G. Lange*            Vice President, Secretary, & General Counsel
    Michael M. VanHorne****     Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
*** Principal business address: The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240
**** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c) Compensation From the Registrant.

    (1)                    (2)              (3)            (4)          (5)
                                     Compensation on
                   Net Underwriting  Events Occasioning
Name of Principal     Discounts and  the Deduction of a  Brokerage     Other
Underwriter           Commissions   Deferred Sales Load Commissions Compensation
Ameritas Investment   -----------   ------------------- ----------- ------------
Corp. ("AIC")          $60,249                $0             $0          $0

         (2)+(4)+(5) = Gross variable life compensation received by AIC.
         (2) = Sales compensation received and paid out by AIC as underwriter; AIC retains 0.
         (4) = Sales compensation received by AIC for retail sales.
         (5) = Sales compensation received by AIC and retained as underwriting fee.

ITEM 31.                  LOCATION OF ACCOUNTS AND RECORDS

        The Books, records and other documents required to be maintained by
        Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.


ITEM 32. MANAGEMENT SERVICES

        Not Applicable.


ITEM 33. FEE REPRESENTATION

         Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES
As required by the Securities Act of 1933, the Registrant, Ameritas Variable Separate Account VL certifies that it has caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this May 1, 2007, on this 30th day of April, 2007.


                              AMERITAS VARIABLE SEPARATE ACCOUNT VL, Registrant

                                       AMERITAS LIFE INSURANCE CORP., Depositor



                                           By:         LAWRENCE J. ARTH *
                                              ----------------------------------
                                                   Chairman of the Board


As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective May 1, 2007, on April 30, 2007.

      SIGNATURE                                     TITLE
      ---------                                     -----
    Lawrence J. Arth *           Director, Chairman of the Board
    JoAnn M. Martin *            Director, President & Chief Executive Officer
    James P. Abel *              Director
    William W. Cook, Jr. *       Director
    Bert A. Getz *               Director
    James R. Knapp *             Director
    Tonn M. Ostergard *          Director
    Paul C. Schorr, III *        Director
    Winston J. Wade *            Director
    Robert C. Barth *            Senior Vice President, Controller & Chief
                                 Accounting Officer
    William W. Lester *          Senior Vice President - Investments & Treasurer

    /S/ ROBERT G. LANGE          Vice President, General Counsel & Assistant
    ---------------------        Secretary
    Robert G. Lange



* Signed by Robert G. Lange under Powers of Attorney executed on February 23, 2007, effective as of May 1, 2007.

                                  EXHIBIT INDEX

 EXHIBIT

 (k)    Legal Opinion of Robert G. Lange

 (n)    Other Opinions: Consent of Independent Auditors
                        Consent of Independent Registered Public Accounting Firm